                         Prospectus dated ______, 2006


                               for interests in
                              Separate Account B
                      Interests are made available under

                 MAJESTIC PERFORMANCE VARIABLE UNIVERSAL LIFE

     a flexible premium variable universal life insurance policy issued by

                JOHN HANCOCK LIFE INSURANCE COMPANY of NEW YORK

                              ("John Hancock NY")

The policy provides fixed account options with fixed rates of return declared by John Hancock NY and the following investment accounts:


Science & Technology       Quantitative All Cap       Income & Value

Pacific Rim                All Cap Core               Managed

Health Sciences            Total Stock Market Index   PIMCO VIT All Asset

Emerging Growth            Blue Chip Growth           Global Allocation

Small Cap Growth           U.S. Large Cap             High Yield

Emerging Small Company     Core Equity                U.S. High Yield Bond

Small Cap                  Strategic Value            Strategic Bond

Small Cap Index            Large Cap Value            Strategic Income

Dynamic Growth             Classic Value              Global Bond

Mid Cap Stock              Utilities                  Investment Quality Bond

Natural Resources          Real Estate Securities     Total Return

All Cap Growth             Small Cap Opportunities    American Bond

Strategic Opportunities    Small Cap Value            Real Return Bond

Financial Services         Small Company Value        Bond Index B

International              Special Value              Core Bond
Opportunities

International Small Cap    Mid Value                  Active Bond

International Equity       Mid Cap Value              U.S. Government
Index B                                               Securities

Overseas Equity            Value                      Short-Term Bond

American International     All Cap Value              Money Market B

International Value        Growth & Income            Lifestyle Aggressive

International Core         500 Index B                Lifestyle Growth

Quantitative Mid Cap       Fundamental Value          Lifestyle Balanced

Mid Cap Index              U.S. Core                  Lifestyle Moderate

Mid Cap Core               Large Cap                  Lifestyle Conservative

Global                     Quantitative Value         Brandes International
                                                      Equity

Capital Appreciation       American Growth-Income     Turner Core Growth Equity

American Growth            Equity-Income              Frontier Capital
                                                      Appreciation

US Global Leaders Growth   American Blue Chip Income  Business Opportunity
                           and Growth                 Value


                            * * * * * * * * * * * *

   Please note that the Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           GUIDE TO THIS PROSPECTUS

This prospectus is arranged in the following way:

  .   Starting on the next page is a Table of Contents for this prospectus.

  . The section after the Table of Contents is called "Summary of Benefits and Risks". It contains a summary of the benefits available under the policy and of the principal risks of purchasing the policy. You should read this section before reading any other section of this prospectus.

  . Behind the Summary of Benefits and Risks section is a section called "Fee Tables" that describes the fees and expenses you will pay when buying, owning and surrendering the policy.

  . Behind the Fee Tables section is a section called "Detailed Information". This section gives more details about the policy. It may repeat certain information contained in the Summary of Benefits and Risks section in order to put the more detailed information in proper context.

  . Finally, on the back cover of this prospectus is information concerning the Statement of Additional Information (the "SAI") and how the SAI, personalized illustrations and other information can be obtained.


Prior to making any investment decisions, you should carefully review this product prospectus and all applicable supplements. In addition, you will receive the prospectuses for the underlying funds that we make available as investment options under the policies. The funds' prospectuses describe the investment objectives, policies and restrictions of, and the risks relating to, investment in the funds. In the case of any of the portfolios that are operated as "feeder funds", the prospectus for the corresponding "master fund" is also provided. If you need to obtain additional copies of any of these documents, please contact your John Hancock representative or contact our Service Office at the address and telephone number on the back page of this product prospectus.

                               TABLE OF CONTENTS


                                                             Page No.
                                                             --------
SUMMARY OF BENEFITS AND RISKS...............................     4
The nature of the policy....................................     4
Summary of policy benefits..................................     4
Death benefit...............................................     4
Surrender of the policy.....................................     4
Withdrawals.................................................     4
Policy loans................................................     4
Optional supplementary benefit riders.......................     5
Investment options..........................................     5
Summary of policy risks.....................................     5
Lapse risk..................................................     5
Investment risk.............................................     5
Transfer risk...............................................     5
Early surrender risk........................................     5
Market timing risk..........................................     5
Tax risks...................................................     6
FEE TABLES..................................................     6
DETAILED INFORMATION........................................    14
Table of Investment Options and Investment Subadvisers......    14
Description of John Hancock NY..............................    24
Description of Separate Account B...........................    24
The fixed account options...................................    24
The death benefit...........................................    25
Limitations on payment of death benefit.....................    25
Base Face Amount vs. Supplemental Face Amount...............    25
The minimum death benefit...................................    25
When the insured person reaches 121.........................    26
Requesting an increase in coverage..........................    26
Requesting a decrease in coverage...........................    26
Change of death benefit option..............................    27
Tax consequences of coverage changes........................    27
Your beneficiary............................................    27
Ways in which we pay out policy proceeds....................    27
Changing a payment option...................................    27
Tax impact of payment option chosen.........................    27
Premiums....................................................    28
Planned premiums............................................    28
Minimum initial premium.....................................    28
Maximum premium payments....................................    28
Processing premium payments.................................    28
Ways to pay premiums........................................    28
Lapse and reinstatement.....................................    29
Lapse.......................................................    29
No lapse guarantee..........................................    29
Cumulative premium test.....................................    30
Death during grace period...................................    30
Reinstatement...............................................    30
The policy value............................................    30
Allocation of future premium payments.......................    31
Transfers of existing policy value..........................    31
Surrender and withdrawals...................................    32
Surrender...................................................    32
Withdrawals.................................................    32
Policy loans................................................    33
Repayment of policy loans...................................    33
Effects of policy loans.....................................    33
Description of charges at the policy level..................    33
Deduction from premium payments.............................    33
Deductions from policy value................................    34
Additional information about how certain policy charges work    35
Sales expenses and related charges..........................    35
Effect of premium payment pattern...........................    35
Method of deduction.........................................    35
Reduced charges for eligible classes........................    35
Other charges we could impose in the future.................    36
Description of charges at the portfolio level...............    36
Other policy benefits, rights and limitations...............    36
Optional supplementary benefit riders you can add...........    36
Variations in policy terms..................................    38
Procedures for issuance of a policy.........................    38
Commencement of insurance coverage..........................    38
Backdating..................................................    39
Temporary coverage prior to policy delivery.................    39
Monthly deduction dates.....................................    39
Changes that we can make as to your policy..................    39
The owner of the policy.....................................    39
Policy cancellation right...................................    40
Reports that you will receive...............................    40
Assigning your policy.......................................    40
When we pay policy proceeds.................................    40
General.....................................................    40
Delay to challenge coverage.................................    40
Delay for check clearance...................................    40
Delay of separate account proceeds..........................    40
Delay of general account surrender proceeds.................    41
How you communicate with us.................................    41
General rules...............................................    41
Telephone, facsimile and internet transactions..............    41
Distribution of policies....................................    41
Tax considerations..........................................    43
General.....................................................    43
Policy death benefit proceeds...............................    43
Other policy distributions..................................    43
Policy loans................................................    44
Diversification rules and ownership of the Account..........    44
7-pay premium limit and modified endowment contract status..    45
Corporate and H.R. 10 retirement plans......................    45
Withholding.................................................    46
Life insurance purchases by residents of Puerto Rico........    46
Life insurance purchases by non-resident aliens ............    46
Financial statements reference..............................    46
Registration statement filed with the SEC...................    46
Independent registered public accounting firm...............    46

                         SUMMARY OF BENEFITS AND RISKS

The nature of the policy

   The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. The policy is unsuitable as a short-term savings vehicle because of the substantial policy-level charges. We are obligated to pay all amounts promised under the policy. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the investment accounts that you choose. The amount we pay to the policy's beneficiary upon the death of the insured person (we call this the "death benefit") may be similarly affected. That's why the policy is referred to as a "variable" life insurance policy. We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the specifics of your policy and the insured person. Except as noted in the "Detailed Information" section of this prospectus, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Summary of policy benefits

Death benefit

   When the insured person dies, we will pay the death benefit minus any outstanding loans and accrued interest. There are two ways of calculating the death benefit (Option 1 and Option 2). You choose which one you want in the application. The two death benefit options are:

  . Option 1 - The death benefit will equal the greater of (1) the Total Face Amount, or (2) the minimum death benefit (as described under "The minimum death benefit" provision in the "Detailed Information" section of this prospectus).

  . Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus the policy value on the date of death, or (2) the minimum death benefit.

Surrender of the policy

   You may surrender the policy in full at any time. If you do, we will pay you the policy value less any outstanding policy debt and less any surrender charge that then applies. This is called your "net cash surrender value". You must return your policy when you request a surrender.

   If you have not taken a loan on your policy, the "policy value" of your policy will, on any given date, be equal to:

  .   the amount you invested,

  . gain or loss of the investment experience of the investment options you've chosen,

  .   minus all charges we deduct, and

  .   minus all withdrawals you have made.

   If you take a loan on your policy, your policy value will be computed somewhat differently. See "Effects of policy loans".

Withdrawals


   You may make a withdrawal of part of your surrender value. Generally, each withdrawal must be at least $500. We reserve the right to charge a fee of up to the lesser of 2% of the withdrawal amount or $25 for each withdrawal. Your policy value is automatically reduced by the amount of the withdrawal and the fee. We reserve the right to refuse a withdrawal if it would reduce the net cash surrender value or the Total Face Amount below certain minimum amounts.


Policy loans

   You may borrow from your policy at any time by completing the appropriate form. Generally, the minimum amount of each loan is $500. The maximum amount you can borrow is determined by a formula (see the section entitled "Policy loans" for the formula). Interest is charged on each loan. You can pay the interest or allow it to become part of the outstanding loan balance. You can repay all or part of a loan at any time. If there is an outstanding loan when the insured person dies, it will be deducted from the death benefit. Policy loans permanently affect the calculation of your policy value, and may also result in adverse tax consequences.

Optional supplementary benefit riders

   When you apply for the policy, you can request any of the optional supplementary benefit riders that we make available. Availability of riders varies from state to state. Charges for most riders will be deducted monthly from the policy value.

Investment options

   The policy offers a number of investment options, as listed on the cover of this prospectus. We currently offer two "fixed account" options - the standard fixed account option, and the enhanced yield fixed account option offered as a supplementary benefit rider. The rest of the options have returns that vary depending upon the investment results of underlying portfolios. These options are referred to in this prospectus as "investment accounts". The fixed accounts and the investment accounts are sometimes collectively referred to in this prospectus as the "accounts". The investment accounts cover a broad spectrum of investment styles and strategies. Although the portfolios of the Series Funds that underlie those investment accounts operate like publicly traded mutual funds, there are important differences between the investment accounts and publicly-traded mutual funds. On the plus side, you can transfer money from one investment account to another without tax liability. Moreover, any dividends and capital gains distributed by each underlying portfolio are automatically reinvested and reflected in the portfolio's value and create no taxable event for you. On the negative side, if and when policy earnings are distributed (generally as a result of a surrender or withdrawal), they will be treated as ordinary income instead of as capital gains. Also, you must keep in mind that you are purchasing an insurance policy and you will be assessed charges at the policy level as well as at the fund level. Such policy level charges, in aggregate, are significant and will reduce the performance of your policy.

Summary of policy risks

Lapse risk

   If the net cash surrender value is insufficient to pay the charges when due and the no-lapse guarantee is not in effect, your policy can terminate (i.e. "lapse"). This can happen because you haven't paid enough premiums or because the investment performance of the investment accounts you've chosen has been poor or because of a combination of both factors. You'll be given a "grace period" within which to make additional premium payments to keep the policy in effect. If lapse occurs, you'll be given the opportunity to reinstate the policy by making the required premium payments and satisfying certain other conditions.

   Since withdrawals reduce your policy value, withdrawals increase the risk of lapse. Policy loans also increase the risk of lapse.

Investment risk


   As mentioned above, the investment performance of any investment account may be good or bad. Your policy value will rise or fall based on the investment performance of the investment accounts you've chosen. Some investment accounts are riskier than others. These risks (and potential rewards) are discussed in detail in the prospectuses of the underlying portfolios.


Transfer risk

   There is a risk that you will not be able to transfer your policy value from one investment account to another because of limitations on the dollar amount or frequency of transfers you can make. The limitations on transfers out of the fixed account options are more restrictive than those that apply to transfers out of investment accounts.

Early surrender risk

   There are surrender charges assessed if you surrender your policy in the first 10 policy years. Depending on the policy value at the time you are considering surrender, there may be little or no surrender value payable to you.

Market timing risk

   Variable investment accounts in variable life insurance products can be a prime target for abusive transfer activity because these products value their investment accounts on a daily basis and allow transfers among investment accounts without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of investment accounts in reaction to market news or to exploit a perceived pricing inefficiency. Whatever the reason, long-term investors in an investment account can be harmed by frequent transfer activity since such activity may expose the investment account's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager's ability to effectively manage the portfolio's investments in accordance with the portfolio's investment objectives and policies, both of which may result in dilution with respect to interests held for long-term investment.

   To discourage disruptive frequent trading activity, we impose restrictions on transfers (see "Transfers of existing policy value") and reserve the right to change, suspend or terminate telephone, facsimile and internet transaction privileges (see "How you communicate with us"). In addition, we reserve the right to take other actions at any time to restrict trading, including, but not limited to: (i) restricting the number of transfers made during a defined period, (ii) restricting the dollar amount of transfers, and (iii) restricting transfers into and out of certain investment accounts. We also reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the underlying portfolio.

   While we seek to identify and prevent disruptive frequent trading activity, it may not always be possible to do so.

Therefore, no assurance can be given that the restrictions we impose will be successful in preventing all disruptive frequent trading and avoiding harm to long-term investors.

Tax risks

   In order for you to receive the tax benefits extended to life insurance under the Internal Revenue Code, your policy must comply with certain requirements of the Code. We will monitor your policy for compliance with these requirements, but a policy might fail to qualify as life insurance in spite of our monitoring. If this were to occur, you would be subject to income tax on the income credited to your policy for the period of disqualification and all subsequent periods. The tax laws also contain a so-called "7 pay limit" that limits the amount of premium that can be paid in relation to the policy's death benefit. If the limit is violated, the policy will be treated as a "modified endowment contract", which can have adverse tax consequences. There are also certain Treasury Department rules referred to as the "investor control rules" that determine whether you would be treated as the "owner" of the assets underlying your policy. If that were determined to be the case, you would be taxed on any income or gains those assets generate. In other words, you would lose the value of the so-called "inside build-up" that is a major benefit of life insurance.

   In general, you will be taxed on the amount of distributions that exceed the premiums paid under the policy. Any taxable distribution will be treated as ordinary income (rather than as capital gains) for tax purposes. If you have elected the Long-Term Care Acceleration Rider, you may be deemed to have received a distribution for tax purposes each time a deduction is made from your policy value to pay the rider charge. The tax laws are not clear on this point.

   There is a tax risk associated with policy loans. Although no part of a loan is treated as income to you when the loan is made unless your policy is a "modified endowment contract", surrender or lapse of the policy would result in the loan being treated as a distribution at the time of lapse or surrender. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans and an insured person of advanced age, you might find yourself having to choose between high premium requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.


   Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws can vary greatly depending upon the circumstances of each owner or beneficiary. There can also be unfavorable tax consequences on such things as the change of policy ownership or assignment of ownership interests. For these and all the other reasons mentioned above, we recommend you consult with a qualified tax adviser before buying the policy and before exercising certain rights under the policy.


                                  FEE TABLES

   This section contains five tables that describe all of the fees and expenses that you will pay when buying and owning the policy. In the first three tables, certain entries show the minimum charge, the maximum charge and the charge for a representative insured person. Other entries show only the maximum charge we can assess and are labeled as such. Except where necessary to show a rate greater than zero, all rates shown in the tables have been rounded to two decimal places as required by prospectus disclosure rules. Consequently, the actual rates charged may be slightly higher or lower than those shown in the tables.

   The first table below describes the fees and expenses that you will pay at the time that you pay a premium, withdraw policy value, surrender the policy, lapse the policy or transfer policy value between investment accounts. We reserve the right to increase the premium charge beyond the level indicated in the Transaction Fees table in order to correspond with changes in state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium tax levels range from 0% to 3.5%.



                           Transaction Fees
Charge                     When Charge is Deducted    Amount Deducted
------                     -----------------------    ---------------
Maximum premium charge     Upon payment of premium    8% of premiums /(1)/

Maximum withdrawal fee     Upon making a withdrawal   The lesser of 2% of
                                                      withdrawal amount or $25
                                                      (currently $0)/(2)/

Surrender charge/(3)/      Upon surrender, policy
                           lapse or any reduction in
                           Base Face Amount

Maximum surrender charge                              $125.44 per thousand
                                                      dollars of Base Face
                                                      Amount

Minimum surrender charge                              $2.72 per thousand
                                                      dollars of Base Face
                                                      Amount

Surrender charge for                                  $13.82 per thousand
representative insured                                dollars of Base Face
person                                                Amount

Maximum transfer fee       Upon each transfer into    $25 (currently $0) /(2)/
                           or out of an investment
                           account beyond an annual
                           limit of not less than 12


/(1)/ The amount stated in the table is the maximum premium charge in all policy years. Currently, a premium charge of 6.4% is deducted from each premium paid up to the Target Premium in each of the first 5 policy years. A premium charge of 2% is deducted from each premium in excess of Target Premium for the first 5 policy years, and a charge of 2% is deducted from all premiums paid in policy years 6 and later. The "Target Premium" will appear in the "Policy Specifications" section of the policy.

/(2)/ This fee is not currently imposed, but we reserve the right to do so in the policy.


/(3)/ A surrender charge is applicable for up to 10 policy years from the Policy Date and is calculated as a percentage of the premium paid in policy year 1 up to the Target Premium stated in the Policy Specifications page of your policy. The percentage applied to the calculation reduces over the surrender charge period. The first year surrender charge percentage will vary based upon the particular policy specifications, but can be as high as 100%. The Target Premium varies by the sex, issue age and underwriting risk of the insured person. The maximum charge shown in the table is for a 90 year old male substandard smoker underwriting risk, the minimum charge shown is for a 0 year old female standard non-smoker underwriting risk, and the charge for a representative insured person is for a 45 year old male standard non-smoker underwriting risk.


   The next two tables describe the charges and expenses that you will pay periodically during the time you own the policy. These tables do not include fees and expenses paid at the portfolio level. Except for the policy loan interest rate, all of the charges shown in the tables are deducted from your policy value. The second table is devoted only to optional supplementary rider benefits.

              Periodic Charges Other Than Fund Operating Expenses

                                                                                                  Amount
                                                                                ------------------------------------------
Charge                                     When Charge is Applied                  Guaranteed Rate        Current Rate
------                       -------------------------------------------------- --------------------  --------------------
Cost of insurance            Monthly
  charge:/(1)/

Minimum charge                                                                  $0.02 per $1,000 of   $0.02 per $1,000 of
                                                                                NAR                   NAR

Maximum charge                                                                  $83.33 per $1,000 of  $83.33 per $1,000 of
                                                                                NAR                   NAR

Charge for representative                                                       $0.20 per $ 1,000 of  $0.10 per $1,000 of
  insured person                                                                NAR                   NAR

Face Amount charge:/(2)/     Monthly for a duration varying with the age of the
                             insured person (see footnote 2)

Minimum charge                                                                  $0.02 per $1,000 of   $0.02 per $1,000 of
                                                                                Base Face Amount      Base Face Amount

Maximum charge                                                                  $.79 per $1,000 of    $.79 per $1,000 of
                                                                                Base Face Amount      Base Face Amount

Charge for representative                                                       $0.14 per $1,000 of   $0.14 per $1,000 of
  insured person                                                                Base Face Amount      Base Face Amount

Administrative charge        Monthly                                            $15                   $15

Asset-based risk charge/(3)/ Monthly                                            0.06% of policy value 0.05% of policy value

Maximum policy loan          Accrues daily Payable annually                     4.25%                 4.25%
  interest rate/(4)/


/(1)/ The cost of insurance charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable cost of insurance rate. The rates vary widely depending upon the length of time the policy has been in effect, the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The "minimum" rate shown in the table is the rate in the first policy year for a policy issued to cover a 5 year old female preferred underwriting risk class. The "maximum" rate shown in the table at both guaranteed and current rates is the rate in the first policy year for a policy issued to cover a 90 year old male substandard smoker underwriting risk. This includes the so-called "extra mortality charge". The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a policy in the first policy year. The charges shown in the table may not be particularly relevant to your current situation. For more information about cost of insurance rates, talk to your John Hancock NY representative.

/(2)/ The duration of the Face Amount charge varies based upon the age of the insured person as of the anniversary date nearest the policy date, as follows: age 50 and under, 4 years; age 51, 5 years; age 52, 6 years; age 53, 7 years; age 54, 8 years; age 55, 9 years; and age 56 and over, 10 years. The charge is determined by multiplying the Base Face Amount at issue by the applicable rate. The rates vary by the sex, age and risk class of the insured person. The "minimum" charge shown in the table is for a 0 year old female. The "maximum" rate shown is for a 90 year old male substandard smoker underwriting risk. The "representative insured person" referred to in the table is a 45 year old male standard risk.


/(3)/ This charge only applies to that portion of policy value held in the investment accounts. The charge determined does not apply to any fixed account. The percentage amount indicated in the table are the amounts assessed in policy years 1-15. In policy years 16 and after, the guaranteed rate is 0.02%.

/(4)/ 4.25% is the maximum effective annual interest rate we can charge and applies only during policy years 1-10. The effective annual interest rate is 3.0% thereafter (although we reserve the right to increase the rate after the tenth policy year to as much as 3.25%). The amount of any loan is transferred from the accounts to a special loan account which earns interest at an effective annual rate of 3.0%.

   Therefore, the cost of a loan is the difference between the loan interest we charge and the interest we credit to the special loan account.

                                 Rider Charges


                                 When Charge is
Charge                           Applied        Amount
------                           -------------- ------

Extended No-Lapse Guarantee      Monthly
  Rider:/(1)/

Minimum charge                                  $0.02 per $1,000 of Base Face
                                                Amount

Maximum charge                                  $0.08 per $1,000 of Base Face
                                                Amount

Charge for representative                       $0.03 per $1,000 of Base Face
  insured person                                Amount

Acceleration of Death Benefit    Monthly
  for Qualified

Long-Term Care Services
  Rider:/(2)/

Minimum charge                                  $0.01 per $1,000 of NAR

Maximum charge                                  $1.80 per $1,000 of NAR

Charge for representative                       $0.08 per $1,000 of NAR
  insured person

Optional Enhanced Surrender      Upon payment   2% of premiums paid in the
  Value Rider                    of premium     first policy year up to the
                                                Target Premium

Return of Premium Death Benefit  Monthly
  Rider:/(3)/

Minimum charge                                  $0.02 per $1,000 of NAR

Maximum charge                                  $83.33 per $1,000 of NAR

Charge for representative                       $0.10 per $1,000 of NAR
  insured person

Change of Life Insured Rider     At exercise of $250.00/(4)/
                                 benefit

Accelerated Benefit Rider        At exercise of $150.00/(5)/
                                 benefit



/(1)/ The charge for this rider is determined by multiplying the Base Face
      Amount by the applicable rate. The rates vary by sex, issue age, and underwriting risk class of the insured person. The "minimum" rate shown in the table is for a 0 year old female standard non-smoker underwriting risk. The "maximum" rate shown in the table is for a 90 year old male standard smoker underwriting risk. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk.

/(2)/ The charge for this rider is determined by multiplying the net amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable rate. The rates vary by the long-term care insurance risk characteristics of the insured person and the rider benefit level selected. The "minimum" rate shown in the table is for a 20 year old female standard non-smoker underwriting risk with a 1% Monthly Acceleration Percentage. The Monthly Acceleration Percentage is stated in the Policy Specifications page of your policy.

   The "maximum" rate shown in the table is for an 80 year old male substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a 4% Monthly Acceleration Percentage.


/(3)/ The Return of Premium Death Benefit Rider charge is determined by multiplying the amount of insurance for which we are at risk (the net amount at risk or "NAR") by the applicable rate. The rates vary depending upon the insurance risk characteristics of the insured person and (generally) the gender of the insured person. The "minimum" rate shown in the table is the rate in the first policy year for a policy issued to cover a 0 year old female standard non-smoker underwriting risk. The "maximum" rate shown in the table is the rate in the first policy year for a policy issued to cover a 90 year old male substandard smoker underwriting risk. This includes the so-called "extra mortality charge". The "representative insured person" referred to in the table is a 45 year old male standard non-smoker underwriting risk with a policy in the first policy year. The charges shown in the table may not be particularly relevant to your current situation.

(4) The charge for this benefit will be assessed separately and will not be deducted from the policy value.

(5) This charge is not currently imposed, but we reserve the right to do so in the policy.


   The next table describes the minimum and maximum portfolio level fees and expenses charged by any of the portfolios underlying a variable investment option offered through this prospectus, expressed as a percentage of average net assets (rounded to two decimal places). These expenses are deducted from portfolio assets.

Total Annual Portfolio Operating Expenses                    Minimum Maximum
-----------------------------------------                    ------- -------
Range of expenses, including management fees, distribution
  and/ or service (12b-1) fees, and other expenses..........  0.50%   1.53%


   The next table describes the fees and expenses for each class of shares of each portfolio underlying a variable investment option offered through this prospectus. None of the portfolios charge a sales load or surrender fee. The fees and expenses do not reflect the fees and expenses of any variable insurance contract or qualified plan which may use the portfolio as its underlying investment medium. Except for the American International, American Growth, American Growth-Income, American Blue Chip Income and Growth, American Bond and PIMCO VIT All Asset portfolios, all of the portfolios shown in the table are NAV class shares that are not subject to Rule 12b-1 fees. Except as indicated in the footnotes appearing at the end of the table, the expense ratios are based upon the portfolio's actual expenses for the year ended December 31, 2005.

Portfolio Annual Expenses

(as a percentage of portfolio average net assets, rounded to two decimal places)


                                              Management  12b-1  Other     Total Annual
Portfolio                                        Fees     Fees  Expenses     Expenses
---------                                     ----------  ----- --------   ------------
Science & Technology.........................    1.05%/A/  N/A    0.07%        1.12%
Pacific Rim..................................    0.80%     N/A    0.24%        1.04%
Health Sciences..............................    1.05%/A/  N/A    0.12%        1.17%
Emerging Growth..............................    0.80%     N/A    0.08%        0.88%
Small Cap Growth.............................    1.07%     N/A    0.06%        1.13%
Emerging Small Company.......................    0.97%     N/A    0.07%        1.04%
Small Cap/B/.................................    0.85%     N/A    0.03%        0.88%
Small Cap Index..............................    0.49%     N/A    0.04%        0.53%
Dynamic Growth...............................    0.95%     N/A    0.07%        1.02%
Mid Cap Stock................................    0.84%     N/A    0.08%        0.92%
Natural Resources............................    1.00%     N/A    0.07%        1.07%
All Cap Growth...............................    0.85%     N/A    0.06%        0.91%
Strategic Opportunities......................    0.80%     N/A    0.08%        0.88%
Financial Services...........................    0.82%/C/  N/A    0.09%        0.91%
International Opportunities..................    0.90%     N/A    0.06%        0.96%
International Small Cap......................    0.92%     N/A    0.21%        1.13%
International Equity Index B/B/D/I/..........    0.55%     N/A    0.04%        0.59%
Overseas Equity/B/...........................    1.05%     N/A    0.23%        1.28%
American International/E/H/..................    0.52%    0.60%   0.08%        1.20%
International Value..........................    0.82%/F/  N/A    0.19%        1.01%
International Core...........................    0.89%     N/A    0.07%        0.96%
Quantitative Mid Cap.........................    0.74%     N/A    0.10%        0.84%
Mid Cap Index................................    0.49%     N/A    0.04%        0.53%
Mid Cap Core.................................    0.87%     N/A    0.08%        0.95%
Global.......................................    0.82%/F/  N/A    0.16%        0.98%
Capital Appreciation.........................    0.81%     N/A    0.05%        0.86%
American Growth/E/...........................    0.33%    0.60%   0.04%        0.97%
U.S. Global Leaders Growth...................    0.70%     N/A    0.06%        0.76%
Quantitative All Cap.........................    0.71%     N/A    0.06%        0.77%
All Cap Core.................................    0.80%     N/A    0.07%        0.87%
Total Stock Market Index.....................    0.49%     N/A    0.04%        0.53%
Blue Chip Growth.............................    0.81%/A/  N/A    0.07%        0.88%
U.S. Large Cap...............................    0.83%     N/A    0.06%        0.89%
Core Equity..................................    0.79%     N/A    0.06%        0.85%
Strategic Value..............................    0.85%     N/A    0.08%        0.93%
Large Cap Value..............................    0.84%     N/A    0.08%        0.92%
Classic Value................................    0.80%     N/A    0.24%        1.04%
Utilities....................................    0.85%     N/A    0.19%        1.04%
Real Estate Securities.......................    0.70%     N/A    0.06%        0.76%
Small Cap Opportunities......................    0.99%     N/A    0.08%        1.07%
Small Cap Value/B/D/.........................    1.07%     N/A    0.05%        1.12%
Small Company Value/D/.......................    1.03%/A/  N/A    0.05%        1.08%
Special Value................................    1.00%     N/A    0.21%        1.21%
Mid Value....................................    0.98%/A/  N/A    0.08%        1.06%
Mid Cap Value................................    0.85%     N/A    0.05%        0.90%
Value........................................    0.74%     N/A    0.06%        0.80%
All Cap Value................................    0.83%     N/A    0.07%        0.90%
Growth & Income/B/...........................    0.68%     N/A    0.08%        0.76%
500 Index B/B/D/I/...........................    0.47%     N/A    0.03%        0.50%
Fundamental Value............................    0.77%/C/  N/A    0.05%        0.82%
U.S. Core....................................    0.76%     N/A    0.05%        0.81%
Large Cap/B/.................................    0.84%     N/A    0.05%        0.89%
Quantitative Value...........................    0.70%     N/A    0.06%        0.76%
American Growth-Income/E/....................    0.28%    0.60%   0.05%        0.93%
Equity-Income................................    0.81%/A/  N/A    0.05%        0.86%
American Blue Chip Income and Growth/E/......    0.44%    0.60%   0.04%        1.08%
Income & Value...............................    0.79%     N/A    0.08%        0.87%
Managed/B/...................................    0.69%     N/A    0.06%        0.75%
PIMCO VIT All Asset..........................    0.20%    0.25%   1.08%/G/     1.53%
Global Allocation............................    0.85%     N/A    0.19%        1.04%
High Yield...................................    0.66%     N/A    0.07%        0.73%
U.S. High Yield Bond/B/D/....................    0.74%     N/A    0.21%        0.95%

                                              Management 12b-1  Other     Total Annual
Portfolio                                        Fees    Fees  Expenses     Expenses
---------                                     ---------- ----- --------   ------------
Strategic Bond...............................    0.67%    N/A    0.08%        0.75%
Strategic Income.............................    0.73%    N/A    0.30%        1.03%
Global Bond..................................    0.70%    N/A    0.12%        0.82%
Investment Quality Bond......................    0.60%    N/A    0.09%        0.69%
Total Return.................................    0.70%    N/A    0.07%        0.77%
American Bond/E/.............................    0.43%   0.60%   0.04%        1.07%
Real Return Bond.............................    0.70%    N/A    0.07%        0.77%
Bond Index B/B/D/I/..........................    0.47%    N/A    0.03%        0.50%
Core Bond/B/.................................    0.67%    N/A    0.07%        0.74%
Active Bond/B/...............................    0.60%    N/A    0.07%        0.67%
U.S. Government Securities...................    0.59%    N/A    0.07%        0.66%
Short-Term Bond/B/...........................    0.59%    N/A    0.09%        0.68%
Money Market B/B/D/I/........................    0.49%    N/A    0.04%        0.53%
Lifestyle Aggressive.........................    0.05%    N/A    0.95%/H/     1.00%
Lifestyle Growth.............................    0.05%    N/A    0.89%/H/     0.94%
Lifestyle Balanced...........................    0.05%    N/A    0.86%/H/     0.91%
Lifestyle Moderate...........................    0.05%    N/A    0.81%/H/     0.86%
Lifestyle Conservative.......................    0.05%    N/A    0.78%/H/     0.83%
Brandes International Equity/J/..............    0.69%    N/A    0.23%        0.92%
Turner Core Growth/J/........................    0.45%    N/A    0.23%        0.68%
Frontier Capital.............................    0.90%    N/A    0.21%        1.11%
Appreciation/J/
Business Opportunity Value/J/................    0.65%    N/A    0.36%        1.01%



/A/ The adviser has voluntarily agreed to waive a portion of its advisory fee for the Blue Chip Growth, Equity-Income, Health Sciences, Mid Value, Science & Technology, and Small Company Value portfolios.

This waiver is based on the combined average daily net assets of these portfolios and the following funds of John Hancock Funds II: Blue Chip Growth Fund, Equity-Income Fund, Health Sciences Fund, Science & Technology Fund, Small Company Value Fund, Spectrum Income Fund and Real Estate Equity Fund (collectively, the "T. Rowe Portfolios").

The percentage fee reduction is as follows:



Combined Average Daily Net Assets Fee Reduction (as a percentage
of the T. Rowe Portfolios             of the Management Fee)
--------------------------------- ------------------------------
       First $750 million........              0.00%
       Over $750 million.........               5.0%



Effective November 1, 2006, the percentage reduction will be as follows:



Combined Average Daily Net Assets Fee Reduction (as a percentage
of the T. Rowe Portfolios             of the Management Fee)
--------------------------------- ------------------------------
    First $750 million...........              0.00%
    Next $750 million............               5.0%
    Excess over $1.5 billion.....               7.5%



This voluntary fee waiver may be terminated at any time by the adviser.

/B/   Commenced operations April 29, 2005.

/C/ For the period prior to October 14, 2005, the adviser voluntarily agreed to reduce its advisory fee for the Financial Services and Fundamental Value portfolios to the amounts shown below as a percentage of average annual net assets.



                      First $50 Between $50 million and $500 Excess Over $500
Portfolio              million            million                million
---------             --------- ---------------------------- ----------------
Financial Services...   0.85%               0.80%                  0.75%
Fundamental Value....   0.85%               0.80%                  0.75%



Effective October 14, 2005, the advisory fees for the Financial Services and the Fundamental Value portfolios were lowered to the rates for the voluntary advisory fee waiver set forth above and the voluntary advisory fee waiver was eliminated.

If the advisory fee waiver for the period prior to October 14, 2005 were reflected, it is estimated that the management fees for these portfolios would have been as follows:



Financial Services... 0.82%
Fundamental Value.... 0.77%



/D/   Based on estimates for the current fiscal year.

/E/ Reflects the aggregate annual operating expenses of each portfolio and its corresponding master fund. In the case of the American Blue Chip Income and Growth, American Bond, American Growth, American Growth-Income and American International portfolios, and during the year ended
      December 31, 2005, Capital Research Management Company (the adviser to the American Blue Chip Income and Growth, American Bond, American Growth, American Growth-Income and American International portfolios) voluntarily reduced investment management fees to rates provided by amended agreement effective April 1, 2004. If such fee waiver had been reflected, the management fee would be 0.40%, 0.39%, 0.30%, 0.25% and 0.47% and Total Annual Expenses would be 1.04%, 1.03%, 0.94%, 0.90% and 1.15%.

/F/ Effective December 9, 2003, due to a decrease in the subadvisory fees for the Global and International Value portfolios, the adviser voluntarily agreed to waive its advisory fees so that the amount retained by the adviser after payment of the subadvisory fees for each such portfolio does not exceed 0.45% of the portfolio's average net assets. For the year ended December 31, 2005, the effective annual advisory fee for the Global and International Value portfolios was 0.77% and 0.78%, respectively. These advisory fee waivers may be rescinded at any time.

/G/ Other Expenses for the PIMCO All Asset portfolio reflect an administrative fee of 0.25%, a service fee of 0.20% and expenses of underlying funds in which the PIMCO All Asset portfolio invests ("PIMCO Underlying Funds"). The PIMCO Underlying Funds' expenses (0.63%) are estimated based upon an allocation of the portfolio's assets among the PIMCO Underlying Funds and upon the total annual operating expenses of the Institutional Class shares of these PIMCO Underlying Funds. PIMCO Underlying Fund expenses will vary with changes in the expenses of the PIMCO Underlying Funds, as well as allocation of the portfolio's assets, and may be higher or lower than those shown above. PIMCO has contractually agreed, for the portfolio's current fiscal year, to waive its advisory fee to the extent that the PIMCO Underlying Funds' expenses attributable to advisory and administrative fees exceed 0.64% of the total assets invested in PIMCO Underlying Funds.

/H/ Each of the Lifestyle Trusts may invest in all the other Trust portfolios except the American Growth, the American International, the American Blue Chip Income and Growth, American Bond, and the American Growth-Income (the "Underlying Portfolios"). The Total Annual Expenses for the Underlying Portfolios range from 0.50% to 1.53%.

/I/ The adviser for this fund has agreed, pursuant to its agreement with the John Hancock Trust, to waive its management fee (or, if necessary, reimburse expenses of the fund) to the extent necessary to limit the fund's "Annual Operating Expenses" A fund's "Annual Operating Expenses" includes all of its operating expenses including advisory fees and Rule 12b-1 fees, but excludes taxes, brokerage commissions, interest, litigation and indemnification expenses and extraordinary expenses of the fund not incurred in the ordinary course of the fund's business. Under the agreement, the adviser's obligation will remain in effect until May 1, 2007 and will terminate after that date only if the John Hancock Trust, without the prior written consent of the adviser, sells shares of the fund to (or has shares of the fund held by) any person other than the variable life insurance or variable annuity insurance separate accounts of John Hancock Life Insurance Company of New York or any of its affiliates that are specified in the agreement. If this fee waiver had been reflected, the management fee shown for the 500 Index Trust B, Bond Index Trust B, International Equity Index Trust B and Money Market Trust B would be 0.22%, 0.22%, 0.30% and 0.24%, respectively, and the Total Fund Annual Expenses shown would be 0.25%, 0.25%, 0.34% and 0.28%, respectively.

/J/ For the period ending May 1, 2006 to April 30, 2007, the adviser has contractually agreed to reimburse the portfolio for any expenses (other than advisory fees, brokerage or other portfolio expenses) to the extent that such expenses exceed 0.25% of the portfolio's annualized average daily net assets. Fees and expenses shown are for the year end
      December 31, 2005. Future fees and expenses may be different.


                             DETAILED INFORMATION

   This section of the prospectus provides additional detailed information that is not contained in the Summary of Benefits and Risks section.

Table of Investment Options and Investment Subadvisers


   When you select a Separate Account investment option, we invest your money in shares of a corresponding portfolio of the John Hancock Trust (the "Trust") (or the PIMCO Variable Insurance Trust (the "PIMCO Trust") with respect to the All Asset portfolio) and hold the shares in a sub-account of the Separate Account. The Fee Tables show the investment management fees, Rule 12b-1 fees and other operating expenses for these portfolio shares as a percentage (rounded to two decimal places) of each portfolio's average net assets for 2005, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the portfolios are not fixed or specified under the terms of the policies and may vary from year to year. These fees and expenses differ for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any Separate Account investment options you select.

   John Hancock Trust and the PIMCO Trust are so-called "series" type mutual funds and each is registered under the Investment Company Act of 1940 ("1940 Act") as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the Trust and receives investment management fees for doing so. JHIMS pays a portion of its investment management fees to other firms that manage the Trust's portfolios. We and our affiliate own JHIMS LLC and indirectly benefit from any investment management fees JHIMS LLC retains.

   The All Asset portfolio of the PIMCO Trust receives investment advisory services from Pacific Investment Management Company LLC ("PIMCO") and pays investment management fees to PIMCO.

   Each of the American Blue Chip Income and Growth, American Bond, American Growth-Income, American Growth, and American International portfolios invests in Series 1 shares of the corresponding investment portfolio of the Trust and are subject to a 0.60% 12b-1 fee. The American Growth, American International, American Growth-Income, American Blue Chip Income and Growth and American Bond portfolios operate as "feeder funds", which means that the portfolio does not buy investment securities directly. Instead, it invests in a "master fund" which in turn purchases investment securities. Each of the American feeder fund portfolios has the same investment objective and limitations as its master fund. The prospectus for the American Fund master fund is included with the prospectuses for the underlying funds.

   The Brandes International Equity, Turner Core Growth, Frontier Capital Appreciation and Business Opportunity Value portfolios are series of M Fund, Inc. (the "M Fund"), an open-end management investment company registered under the 1940 Act. The assets of the Brandes International Equity, Turner Core Growth, Frontier Capital Appreciation and Business Opportunity Value subaccounts are invested in the corresponding portfolios of the M Fund. M Financial Investment Advisers, Inc. ("M Financial") is the investment adviser for all portfolios of the M Fund. The entities shown in the table below as "Portfolio Managers" of the the Fund portfolios are sub-investment advisers selected by M Financial and are the entities that manage the portolio's assets.

   The portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the portfolios. The amount of this compensation is based on a percentage of the assets of the portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from portfolio to portfolio and among classes of shares within a portfolio. In some cases, the compensation is derived from the Rule 12b-1 fees that are deducted from a portfolio's assets for the services we or our affiliates provide to that portfolio. In addition, compensation payments of up to 0.45% of assets may be made by a portfolio's investment advisers or its affiliates. We pay American Funds Distributors, Inc., the principal underwriter for the American Fund Insurance Series, a percentage of some or all of the amounts allocated to the "American" portfolios of the Trust for the marketing support services it provides. Any of these compensation payments do not, however, result in any charge to you in addition to what is shown in the Fee Tables.

   The following table provides a general description of the portfolios that underlie the variable investment options we make available under the policy. You bear the investment risk of any portfolio you choose as an investment option for your policy. You can find a full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investment in the portfolio, in the prospectus for that portfolio. You should read the portfolio's prospectus carefully before investing in the corresponding variable investment option.

   The investment options in the Separate Account are not publicly traded mutual funds. The investment options are only available to you as investment options in the policies, or in some cases through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the investment options also may be available through participation in certain qualified pension or retirement plans. The portfolios' investment advisers and managers (i.e. subadvisers) may manage publicly traded mutual funds with similar names and investment objectives.

However, the portfolios are not directly related to any publicly traded mutual fund. You should not compare the performance of any investment option described in this prospectus with the performance of a publicly traded mutual fund. The performance of any publicly traded mutual fund could differ substantially from that of any of the investment options of our Separate Account.

   The portfolios available under the policies are as follows:



                        Portfolio
 Portfolio              Manager          Investment Description
 ---------              ---------------- -------------------------------------
 Science & Technology   T. Rowe Price    Seeks long-term growth of capital by
                        Associates, Inc. investing, under normal market
                                         conditions, at least 80% of its net
                                         assets (plus any borrowings for
                                         investment purposes) in common stocks

Portfolio            Portfolio Manager    Investment Description
---------            -------------------  -------------------------------------

                                          of companies expected to benefit
                                          from the development, advancement,
                                          and use of science and technology.
                                          Current income is incidental to the
                                          portfolio's objective.

Pacific Rim          MFC Global           Seeks long-term growth of capital by
                     Investment           investing in a Diversified portfolio
                     Management (U.S.A.)  that is comprised primarily of
                     Limited              common stocks and equity-related
                                          securities of corporations domiciled
                                          in countries in the Pacific Rim
                                          region.

Health Sciences      T. Rowe Price        Seeks long-term capital appreciation
                     Associates, Inc.     by investing, under normal market
                                          conditions, at least 80% of its net
                                          assets (plus any borrowings for
                                          investment purposes) in common
                                          stocks of companies engaged in the
                                          research, development, production,
                                          or distribution of products or
                                          services related to health care,
                                          medicine, or the life sciences.

Emerging Growth      MFC Global           Seeks superior long-term rates of
                     Investment           return through capital appreciation
                     Management (U.S.A.)  by investing, under normal
                     Limited              circumstances, primarily in high
                                          quality securities and convertible
                                          instruments of small-cap U.S.
                                          companies.

Small Cap Growth     Wellington           Seeks long-term capital appreciation
                     Management Company,  by investing, under normal market
                     LLP                  conditions, primarily in small-cap
                                          companies that are believed to offer
                                          above average potential for growth
                                          in revenues and earnings.

Emerging Small       Franklin Advisers,   Seeks long-term growth of capital by
Company              Inc.                 investing, under normal market
                                          conditions, at least 80% of its net
                                          assets (plus any borrowings for
                                          investment purposes) in common stock
                                          equity securities of companies with
                                          market capitalizations that
                                          approximately match the range of
                                          capitalization of the Russell 2000
                                          Growth Index* at the time of
                                          purchase.

Small Cap            Independence         Seeks maximum capital appreciation
                     Investment LLC       consistent with reasonable risk to
                                          principal by investing, under normal
                                          market conditions, at least 80% of
                                          its net assets in equity securities
                                          of companies whose market
                                          capitalization is under $2 billion.

Small Cap Index      MFC Global           Seeks to approximate the aggregate
                     Investment           total return of a small cap U.S.
                     Management (U.S.A.)  domestic equity market index by
                     Limited              attempting to track the performance
                                          of the Russell 2000 Index.*

Dynamic Growth       Deutsche Asset       Seeks long-term growth of capital by
                     Management Inc.      investing in stocks and other equity
                                          securities of medium-sized U.S.
                                          companies with strong growth
                                          potential.

Mid Cap Stock        Wellington           Seeks long-term growth of capital by
                     Management Company,  investing primarily in equity
                     LLP                  securities of mid-size companies
                                          with significant capital
                                          appreciation potential.

Natural Resources    Wellington           Seeks long-term total return by
                     Management Company,  investing, under normal market
                     LLP                  conditions, primarily in equity and
                                          equity-related securities of natural
                                          resource-related companies worldwide.

All Cap Growth       AIM Capital          Seeks long-term capital appreciation
                     Management, Inc.     by investing the portfolio's assets,
                                          under normal market conditions,
                                          principally in common stocks of
                                          companies that are likely to benefit
                                          from new or innovative products,
                                          services or processes, as well as
                                          those that have experienced above
                                          average, long-term growth in
                                          earnings and have excellent
                                          prospects for future growth.

Strategic            Fidelity Management  Seeks growth of capital by investing
Opportunities        & Research Company   primarily in common stocks.
                                          Investments may include securities
                                          of domestic and foreign issuers, and
                                          growth or value stocks or a
                                          combination of both.

Financial Services   Davis Advisors       Seeks growth of capital by investing
                                          primarily in common stocks of
                                          financial companies. During normal
                                          market conditions, at least 80% of
                                          the portfolio's net assets (plus any
                                          borrowings for investment purposes)
                                          are invested in

Portfolio            Portfolio Manager    Investment Description
---------            -----------------    ----------------------

                                          companies that are principally
                                          engaged in financial services. A
                                          company is "principally engaged" in
                                          financial services if it owns
                                          financial services-related assets
                                          constituting at least 50% of the
                                          value of its total assets, or if at
                                          least 50% of its revenues are
                                          derived from its provision of
                                          financial services.

International        Marisco Capital      Seeks long-term growth of capital by
Opportunities        Management, LLC      investing, under normal market
                                          conditions, at least 65% of its
                                          assets in common stocks of foreign
                                          companies that are selected for
                                          their long-term growth potential.
                                          The portfolio may invest in
                                          companies of any size throughout the
                                          world. The portfolio normally
                                          invests in issuers from at least
                                          three different countries not
                                          including the U.S. The portfolio may
                                          invest in common stocks of companies
                                          operating in emerging markets.

International Small  Templeton            Seeks capital appreciation by
Cap                  Investment Counsel,  investing primarily in the common
                     Inc.                 stock of companies located outside
                                          the U.S. which have total stock
                                          market capitalization or annual
                                          revenues of $1.5 billion or less.

International        SSgA Funds           Seeks to track the performance of
Equity Index B       Management, Inc.     broad-based equity indices of
                                          foreign companies in developed and
                                          emerging markets by attempting to
                                          track the performance of the MSCI
                                          All Country World ex-US Index*.
                                          (Series I shares are available for
                                          sale to contracts purchased prior to
                                          May 13, 2002; Series II shares are
                                          available for sale to contracts
                                          purchased on or after May 13, 2002).

Overseas Equity      Capital Guardian     Seeks long-term capital appreciation
                     Trust Company        by investing, under normal
                                          conditions, at least 80% of its
                                          assets in equity securities of a
                                          diversified mix of large established
                                          and medium-sized foreign companies
                                          located primarily in developed
                                          countries and, to a lesser extent,
                                          in emerging markets.

American             Capital Research     Invests all of its assets in Class 2
International        Management Company   shares of the International Fund, a
                                          series of American Fund Insurance
                                          Series. The International Fund
                                          invests primarily in common stocks
                                          of companies located outside the
                                          United States.

International Value  Templeton            Seeks long-term growth of capital by
                     Investment Counsel,  investing, under normal market
                     Inc.                 conditions, primarily in equity
                                          securities of companies located
                                          outside the U.S., including emerging
                                          markets.

International Core   Grantham, Mayo, Van  Seeks to outperform the MSCI EAFE
                     Otterloo & Co. LLC   Index* by investing typically in a
                                          diversified portfolio of equity
                                          investments from developed markets
                                          other than the U.S.

Quantitative Mid Cap MFC Global           Seeks long-term growth of capital by
                     Investment           investing, under normal market
                     Management (U.S.A.)  conditions, at least 80% of its
                     Limited              total assets (plus any borrowings
                                          for investment purposes) in U.S.
                                          mid- cap stocks, convertible
                                          preferred stocks, convertible bonds
                                          and warrants.

Mid Cap Index        MFC Global           Seeks to approximate the aggregate
                     Investment           total return of a mid- cap U.S.
                     Management (U.S.A.)  domestic equity market index by
                     Limited              attempting to track the performance
                                          of the S&P Mid Cap 400 Index*.

Mid Cap Core         AIM Capital          Seeks long-term growth of capital by
                     Management, Inc.     investing, under normal market
                                          conditions, at least 80% of its
                                          assets in equity securities,
                                          including convertible securities, of
                                          mid- capitalization companies.

Global               Templeton Global     Seeks long-term capital appreciation
                     Advisors Limited     by investing, under normal market
                                          conditions, at least 80% of its net
                                          assets (plus any borrowings for
                                          investment purposes) in equity
                                          securities of companies located
                                          anywhere in the world, including
                                          emerging markets.

Capital Appreciation Jennison Associates  Seeks long-term capital growth by
                     LLC investing at least 65% of its total assets in equity-related securities of companies that exceed $1 billion in market capitalization and that the

Portfolio            Portfolio Manager    Investment Description
---------            -------------------  -------------------------------------

                                          subadviser believes have
                                          above-average growth prospects.
                                          These companies are generally
                                          medium-to-large capitalization
                                          companies.

American Growth      Capital Research     Invests all of its assets in Class 2
                     Management Company   shares of the Growth Fund, a series
                                          of American Fund Insurance Series.
                                          The Growth Fund invests primarily in
                                          common stocks of companies that
                                          appear to offer superior
                                          opportunities for growth of capital.

U.S. Global Leaders  Sustainable Growth   Seeks long-term growth of capital by
Growth               Advisers, L.P.       investing, under normal market
                                          conditions, primarily in common
                                          stocks of "U.S. Global Leaders."

Quantitative All Cap MFC Global           Seeks long-term growth of capital by
                     Investment           investing, under normal
                     Management (U.S.A.)  circumstances, primarily in equity
                     Limited              securities of U.S. companies. The
                                          portfolio will generally focus on
                                          equity securities of U.S. companies
                                          across the three market
                                          capitalization ranges of large, mid
                                          and small.

All Cap Core         Deutsche Asset       Seeks long-term growth of capital by
                     Management Inc.      investing primarily in common stocks
                                          and other equity securities within
                                          all asset classes (small, mid and
                                          large cap) primarily those within
                                          the Russell 3000 Index*.

Total Stock Market   MFC Global           Seeks to approximate the aggregate
Index                Investment           total return of a broad U.S.
                     Management (U.S.A.)  domestic equity market index by
                     Limited              attempting to track the performance
                                          of the Wilshire 5000 Equity Index*.

Blue Chip Growth     T. Rowe Price        Seeks to achieve long-term growth of
                     Associates, Inc.     capital (current income is a
                                          secondary objective) by investing,
                                          under normal market conditions, at
                                          least 80% of the portfolio's total
                                          assets in the common stocks of large
                                          and medium- sized blue chip growth
                                          companies. Many of the stocks in the
                                          portfolio are expected to pay
                                          dividends.

U.S. Large Cap       Capital Guardian     Seeks long-term growth of capital
                     Trust Company        and income by investing the
                                          portfolio's assets, under normal
                                          market conditions, primarily in
                                          equity and equity-related securities
                                          of companies with market
                                          capitalization greater than $500
                                          million.

Core Equity          Legg Mason Funds     Seeks long-term capital growth by
                     Management, Inc.     investing, under normal market
                                          conditions, primarily in equity
                                          securities that, in the subadviser's
                                          opinion, offer the potential for
                                          capital growth. The subadviser seeks
                                          to purchase securities at large
                                          discounts to the subadviser's
                                          assessment of their intrinsic value.

Strategic Value      Massachusetts        Seeks capital appreciation by
                     Financial Services   investing, under normal market
                     Company              conditions, at least 65% of its net
                                          assets in common stocks and related
                                          securities of companies which the
                                          subadviser believes are undervalued
                                          in the market relative to their long
                                          term potential.

Large Cap Value      Mercury Advisors     Seeks long-term growth of capital by
                                          investing, under normal market
                                          conditions, primarily in a
                                          diversified portfolio of equity
                                          securities of large cap companies
                                          located in the U.S.

Classic Value        Pzena Investment     Seeks long-term growth of capital by
                     Management, LLC      investing, under normal market
                                          conditions, at least 80% of its net
                                          assets in domestic equity securities.

Utilities            Massachusetts        Seeks capital growth and current
                     Financial Services   income (income above that available
                     Company              from a portfolio invested entirely
                                          in equity securities) by investing,
                                          under normal market conditions, at
                                          least 80% of the portfolio's net
                                          assets (plus any borrowings for
                                          investment purposes) in equity and
                                          debt securities of domestic and
                                          foreign companies in the utilities
                                          industry.

Real Estate          Deutsche Asset       Seeks to achieve a combination of
Securities           Management Inc.      long-term capital appreciation and
                                          current income by investing, under
                                          normal market conditions, at least
                                          80% of its net assets (plus any
                                          borrowings for investment purposes)
                                          in equity securities of

Portfolio            Portfolio Manager    Investment Description
---------            -----------------    ----------------------

                                          real estate investment trusts
                                          ("REITS") and real estate companies.

Small Cap            Munder Capital       Seeks long-term capital appreciation
Opportunities        Management           by investing, under normal
                                          circumstances, at least 80% of its
                                          assets in equity securities of
                                          companies with market
                                          capitalizations within the range of
                                          the companies in the Russell 2000
                                          Index*.

Small Cap Value      Wellington           Seeks long-term capital appreciation
                     Management Company,  by investing, under normal market
                     LLP                  conditions, at least 80% of its
                                          assets in small-cap companies that
                                          are believed to be undervalued by
                                          various measures and offer good
                                          prospects for capital appreciation.

Small Company Value  T. Rowe Price        Seeks long-term growth of capital by
                     Associates, Inc.     investing, under normal market
                                          conditions, primarily in small
                                          companies whose common stocks are
                                          believed to be undervalued. Under
                                          normal market conditions, the
                                          portfolio will invest at least 80%
                                          of its net assets (plus any
                                          borrowings for investment purposes)
                                          in companies with a market
                                          capitalization that do not exceed
                                          the maximum market capitalization of
                                          any security in the Russell 2000
                                          Index* at the time of purchase.

Special Value        Salomon Brothers     Seeks long-term capital growth by
(only Series II      Asset Management     investing, under normal
available)           Inc.                 circumstances, at least 80% of its
                                          net assets in common stocks and
                                          other equity securities of companies
                                          whose market capitalization at the
                                          time of investment is no greater
                                          than the market capitalization of
                                          companies in the Russell 2000 Value
                                          Index*.

Mid Value            T. Rowe Price        Seeks long-term capital appreciation
                     Associates, Inc.     by investing, under normal market
                                          conditions, primarily in a
                                          diversified mix of common stocks of
                                          mid size U.S. companies that are
                                          believed to be undervalued by
                                          various measures and offer good
                                          prospects for capital appreciation.

Mid Cap Value        Lord, Abbett & Co    Seeks capital appreciation by
                                          investing, under normal market
                                          conditions, at least 80% of the
                                          portfolio's net assets (plus any
                                          borrowings for investment purposes)
                                          in mid-sized companies, with market
                                          capitalization of roughly $500
                                          million to $10 billion.

Value                Van Kampen           Seeks to realize an above-average
                                          total return over a market cycle of
                                          three to five years, consistent with
                                          reasonable risk, by investing
                                          primarily in equity securities of
                                          companies with capitalizations
                                          similar to the market capitalization
                                          of companies in the Russell Midcap
                                          Value Index*.

All Cap Value        Lord, Abbett & Co    Seeks capital appreciation by
                                          investing in equity securities of
                                          U.S. and multinational companies in
                                          all capitalization ranges that the
                                          subadviser believes are undervalued.

Growth & Income      Independence         Seeks income and long-term capital
                     Investment LLC       appreciation by investing, under
                                          normal market conditions, primarily
                                          in a diversified mix of common
                                          stocks of large U.S. companies.

500 Index B          MFC Global           Seeks to approximate the aggregate
                     Investment           total return of a broad U.S.
                     Management (U.S.A.)  domestic equity market index
                     Limited              investing, under normal market
                                          conditions, at least 80% of its net
                                          assets (plus any borrowings for
                                          investment purposes) in (a) the
                                          common stocks that are included in
                                          the S&P 500 Index* and (b)
                                          securities (which may or may not be
                                          included in the S&P 500 Index) that
                                          MFC Global (U.S.A.) believes as a
                                          group will behave in a manner
                                          similar to the index.

Fundamental Value    Davis Advisors       Seeks growth of capital by
                                          investing, under normal market
                                          conditions, primarily in common
                                          stocks of U.S. companies with market
                                          capitalizations of at least $5
                                          billion that the subadviser believes
                                          are undervalued. The portfolio may
                                          also invest in U.S. companies with
                                          smaller capitalizations.

U.S. Core            Grantham, Mayo, Van  Seeks long-term growth of capital
                     Otterloo & Co. LLC   and income, consistent with prudent
                                          investment risk, by investing
                                          primarily in a

Portfolio            Portfolio Manager    Investment Description
---------            -----------------    ----------------------

                                          diversified portfolio of common
                                          stocks of U.S. issuers which the
                                          subadviser believes are of high
                                          quality.

Large Cap            UBS Global Asset     Seeks to maximize total return,
                     Management           consisting of capital appreciation
                                          and current income by investing,
                                          under normal circumstances, at least
                                          80% of its net assets (plus
                                          borrowings for investment purposes,
                                          if any) in equity securities of U.S.
                                          large capitalization companies.

Quantitative Value   MFC Global           Seeks long-term capital appreciation
                     Investment           by investing primarily in large-cap
                     Management (U.S.A.)  U.S. securities with the potential
                     Limited              for long-term growth of capital.

American Growth -    Capital Research     Invests all of its assets in Class 2
Income               Management Company   shares of the Growth-Income Fund, a
                                          series of American Fund Insurance
                                          Series. The Growth-Income Fund
                                          invests primarily in common stocks
                                          or other securities which
                                          demonstrate the potential for
                                          appreciation and/or dividends.

Equity-Income        T. Rowe Price        Seeks to provide substantial
                     Associates, Inc.     dividend income and also long-term
                                          capital appreciation by investing
                                          primarily in dividend-paying common
                                          stocks, particularly of established
                                          companies with favorable prospects
                                          for both increasing dividends and
                                          capital appreciation.

American Blue Chip   Capital Research     Invests all of its assets in Class 2
Income and Growth    Management Company   shares of the Blue Chip Income and
                                          Growth Fund, a series of American
                                          Fund Insurance Series. The Blue Chip
                                          Income and Growth Fund invests
                                          primarily in common stocks of
                                          larger, more established companies
                                          based in the U.S. with market
                                          capitalizations of $4 billion and
                                          above.

Income & Value       Capital Guardian     Seeks the balanced accomplishment of
                     Trust Company        (a) conservation of principal and
                                          (b) long-term growth of capital and
                                          income by investing the portfolio's
                                          assets in both equity and
                                          fixed-income securities. The
                                          subadviser has full discretion to
                                          determine the allocation between
                                          equity and fixed income securities.

Managed              Independence         Seeks the balanced accomplishment of
                     Investment LLC       (a) conservation of principal and
                     Capital Guardian     (b) long-term growth of capital and
                     Trust Company        income by investing the portfolio's
                     Declaration          assets in both equity and
                     Management &         fixed-income securities. The
                     Research LLC         subadviser has full discretion to
                                          determine the allocation between
                                          equity and fixed income securities.

PIMCO VIT All Asset  Pacific Investment   The portfolio invests primarily in a
Portfolio (a series  Management Company   diversified mix of: (a) common
of the PIMCO                              stocks of large and mid sized U.S.
Variable Insurance                        companies, and (b) bonds with an
Trust) (only Class                        overall intermediate term average
M is available for                        maturity.
sale)

Global Allocation    UBS Global Asset     Seeks total return, consisting of
                     Management           long-term capital appreciation and
                                          current income, by investing in
                                          equity and fixed income securities
                                          of issuers located within and
                                          outside the U.S.

High Yield           Salomon Brothers     Seeks to realize an above-average
                     Asset Management     total return over a market cycle of
                     Inc.                 three to five years, consistent with
                                          reasonable risk, by investing
                                          primarily in high yield debt
                                          securities, including corporate
                                          bonds and other fixed-income
                                          securities.

U.S. High Yield Bond Wells Fargo Fund     Seeks total return with a high level
                     Management, LLC      of current income by investing,
                                          under normal market conditions,
                                          primarily in below investment-grade
                                          debt securities (sometimes referred
                                          to as "junk bonds" or high yield
                                          securities). The portfolio also
                                          invests in corporate debt securities
                                          and may buy preferred and other
                                          convertible securities and bank
                                          loans.

Strategic Bond       Salomon Brothers     Seeks a high level of total return
                     Asset Management     consistent with preservation of
                     Inc.                 capital by giving its subadviser
                                          broad discretion to deploy the
                                          portfolio's assets among certain
                                          segments of the fixed income market
                                          as the subadviser believes will best
                                          contribute to achievement of the
                                          portfolio's investment objective.

Portfolio            Portfolio Manager    Investment Description
---------            -----------------    ----------------------

Strategic Income     Sovereign Asset      Seeks a high level of current income
                     Management, LLC, LLC by investing, under normal market
                                          conditions, primarily in foreign
                                          government and corporate debt
                                          securities from developed and
                                          emerging markets; U.S. Government
                                          and agency securities; and U.S. high
                                          yield bonds.

Global Bond          Pacific Investment   Seeks to realize maximum total
                     Management Company   return, consistent with preservation
                                          of capital and prudent investment
                                          management, by investing the
                                          portfolio's assets primarily in
                                          fixed income securities denominated
                                          in major foreign currencies, baskets
                                          of foreign currencies (such as the
                                          ECU), and the U.S. dollar.

Investment Quality   Wellington           Seeks a high level of current income
Bond                 Management Company,  consistent with the maintenance of
                     LLP                  principal and liquidity, by
                                          investing in a diversified portfolio
                                          of investment grade bonds.
                                          Investments will tend to focus on
                                          corporate bonds and U.S. Government
                                          bonds with intermediate to longer
                                          term maturities. The portfolio may
                                          also invest up to 20% of its assets
                                          in non-investment grade fixed income
                                          securities.

Total Return         Pacific Investment   Seeks to realize maximum total
                     Management Company   return, consistent with preservation
                                          of capital and prudent investment
                                          management, by investing, under
                                          normal market conditions, at least
                                          65% of the portfolio's assets in a
                                          diversified portfolio of fixed
                                          income securities of varying
                                          maturities. The average portfolio
                                          duration will normally vary within a
                                          three- to six- year time frame based
                                          on the subadviser's forecast for
                                          interest rates.

American Bond        Capital Research     Seeks to maximize current income and
                     Management Co LLC    preserve capital.

Real Return Bond     Pacific Investment   Seeks maximum return, consistent
                     Management Company   with preservation of capital and
                                          prudent investment management, by
                                          investing, under normal market
                                          conditions, at least 80% of its net
                                          assets in inflation-indexed bonds of
                                          varying maturities issued by the
                                          U.S. and non-U.S. governments and by
                                          corporations.

Bond Index B         Declaration          Seeks to track the performance of
                     Management &         the Lehman Brothers Aggregate
                     Research LLC         Index** (which represents the U.S.
                                          investment grade bond market) by
                                          investing at least 80% of its assets
                                          in securities listed in the Lehman
                                          Index.

Core Bond            Wells Fargo Fund     Seeks total return consisting of
                     Management, LLC      income and capital appreciation by
                                          investing, under normal market
                                          conditions, in a broad range of
                                          investment-grade debt securities.
                                          The subadviser invests in debt
                                          securities that the subadviser
                                          believes offer attractive yields and
                                          are undervalued relative to issues
                                          of similar credit quality and
                                          interest rate sensitivity. From time
                                          to time, the portfolio may also
                                          invest in unrated bonds that the
                                          subadviser believes are comparable
                                          to investment-grade debt securities.
                                          Under normal circumstances, the
                                          subadviser expects to maintain an
                                          overall effective duration range
                                          between 4 and 5 1/2 years.

Active Bond          Declaration          Seeks income and capital
                     Management &         appreciation by investing at least
                     Research LLC         80% of its assets in a diversified
                     Sovereign Asset      mix of debt securities and
                     Management, LLC      instruments.

U.S. Government      Salomon Brothers     Seeks a high level of current income
Securities           Asset Management     consistent with preservation of
                     Inc.                 capital and maintenance of
                                          liquidity, by investing in debt
                                          obligations and mortgage-backed
                                          securities issued or guaranteed by
                                          the U.S. Government, its agencies or
                                          instrumentalities and derivative
                                          securities such as collateralized
                                          mortgage obligations backed by such
                                          securities.

Short- Term Bond     Declaration          Seeks income and capital
                     Management &         appreciation by investing at least
                     Research LLC         80% of its assets in a diversified
                                          mix of debt securities and
                                          instruments.

Portfolio              Portfolio Manager         Investment Description
---------              ------------------------- -------------------------------------------------------------------------

Money Market B         MFC Global Investment     Seeks maximum current income consistent with preservation of
                       Management (U.S.A.)       principal and liquidity by investing in high quality, money market
                       Limited                   instruments with maturities of 397 days or less issued primarily by U. S.
                                                 entities.

Lifestyle Aggressive   MFC Global Investment     Seeks to provide long-term growth of capital (current income is not a
                       Management (U.S.A.)       consideration) by investing 100% of the Lifestyle Trust's assets in other
                       Limited Deutsche Asset    portfolios of the Trust which invest primarily in equity securities.
                       Management Inc.

Lifestyle Growth       MFC Global Investment     Seeks to provide long-term growth of capital with consideration also
                       Management (U.S.A.)       given to current income by investing approximately 20% of the
                       Limited Deutsche Asset    Lifestyle Trust's assets in other portfolios of the Trust which invest
                       Management Inc.           primarily in fixed income securities and approximately 80% of its assets in other portfolios of the Trust which invest primarily in equity securities.

Lifestyle Balanced     MFC Global Investment     Seeks to provide a balance between a high level of current income and
                       Management (U.S.A.)       growth of capital with a greater emphasis given to capital growth by
                       Limited Deutsche Asset    investing approximately 40% of the Lifestyle Trust's assets in other
                       Management Inc.           portfolios of the Trust which invest primarily in fixed income securities and approximately 60% of its assets in other portfolios of the Trust which invest primarily in equity securities.

Lifestyle Moderate     MFC Global Investment     Seeks to provide a balance between a high level of current income and
                       Management (U.S.A.)       growth of capital with a greater emphasis given to current income by
                       Limited Deutsche Asset    investing approximately 60% of the Lifestyle Trust's assets in other
                       Management Inc.           portfolios of the Trust which invest primarily in fixed income securities and approximately 40% of its assets in other portfolios of the Trust which invest primarily in equity securities.

Lifestyle Conservative MFC Global Investment     Seeks to provide a high level of current income with some
                       Management (U.S.A.)       consideration also given to growth of capital by investing
                       Limited Deutsche Asset    approximately 80% of the Lifestyle Trust's assets in other portfolios of
                       Management Inc.           the Trust which invest primarily in fixed income securities and approximately 20% of its assets in other portfolios of the Trust which invest primarily in equity securities.

Brandes International  Brandes Investment        Seeks long-term capital appreciation through investment in equity
Equity                 Partners, LLC             securities of foreign issuers, including common stocks, and securities that are convertible into common stocks.

Turner Core Growth     Turner Investment         Seeks long-term capital appreciation through investment mainly in
                       Partners, LLC             common stocks of U.S. companies that the portfolio manager believes have strong earnings-growth potential.

Frontier Capital       Frontier Capital          Seeks maximum capital appreciation through investment in common
Appreciation           Management Company,       stock of U.S. companies of all states, with emphasis on stocks with
                       LLC                       capitalizations consistent with the capitalizations of those companies found in the Russell 2500 Index*.

Business Opportunity   Iridian Asset Management, Seeks long-term capital appreciation through investment primariliy in
Value                  LLC                       equity securities of U.S. issuers in the large-to- medium capitalization segment of the U.S. stock market.



* "Standard & Poor's(R)," "S&P 500(R)," "Standard and Poor's 500(R)" and "S&P Mid Cap 400(R)" are trademarks of The McGraw-Hill Companies, Inc. "Russell 2000(R)," "Russell 2000(R) Growth," and "Russell 3000(R)" are trademarks of Frank Russell Company. "Wilshire 5000(R)" is a trademark of Wilshire Associates. "MSCI All Country World ex US Index" and "EAFE(R)" are trademarks of Morgan Stanley & Co. Incorporated. None of the portfolios are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the portfolios.

** The Lehman Brothers Aggregate Index is a Bond Index. A Bond Index relies on indicators such as quality, liquidity, term and duration as relevant measures of performance.

   The indexes referred to in the portfolio descriptions track companies having the ranges of market capitalization, as of December 31, 2005, set out below:

   Russell 2000 Growth Index -- $26 million to $4.4 billion Russell 2000 Index -- $105 million to $4.4 billion Russell 2500 Index -- $25 million to $11.2 billion Russell 3000 Index -- $26 million to $370 billion Russell 2000 Value Index -- $41 million to $3.5 billion Russell Midcap Value Index -- $582 million to $18.2 billion Wilshire 5000 Equity Index -- $1 million to $370 billion

   MSCI All Country World ex US Index -- $419 million to $219.5 billion MSCI EAFE Index -- $419 million to $219.5 billion S&P Mid Cap 400 Index -- $423 million to $14.6 billion S&P 500 Composite Stock Price Index -- $768 million to $370 billion

You bear the investment risk of any portfolio you choose as an investment option for your contract. A full description of each portfolio, including the investment objectives, policies and restrictions of, and the risks relating to investments in, each portfolio is contained in the portfolio prospectuses. The portfolio prospectuses should be read carefully before allocating purchase payments to a sub-account.

If the shares of a portfolio are no longer available for investment or in our judgment investment in a portfolio becomes inappropriate, we may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, we will make no such substitution without first notifying you and obtaining approval of the appropriate insurance regulatory authorities and the SEC (to the extent required by the 1940 Act).

We will purchase and redeem Series Fund shares for the Account at their net asset value without any sales or redemption charges. Shares of a Series Fund represent an interest in one of the funds of the Series Fund which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

On each business day, shares of each fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each fund's net asset value per share determined for that same date. A "business day" is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m.Eastern time).

We will vote shares of the portfolios held in the Account at the shareholder meetings according to voting instructions received from persons having the voting interest under the contracts. We will determine the number of portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. Proxy material will be distributed to each person having the voting interest under the contract together with appropriate forms for giving voting instructions. We will vote all portfolio shares that we hold (including our own shares and those we hold in the Account for contract owners) in proportion to the instructions so received.

We determine the number of a fund's shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for a Series Fund's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of a Series Fund, ratification of the selection of independent auditors, approval of Series Fund investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions.

However, we may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

The voting privileges described above reflect our understanding of applicable federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by John Hancock NY to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to deregister the Account under the 1940 Act, (3) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (4) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. Any such change will be made only if, in our judgment, the change would best serve the interests of owners of policies in your policy class or would be appropriate in carrying out the purposes of such policies. We would notify owners of any of the forgoing changes and to the extent legally required, obtain approval of affected owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.


Description of John Hancock NY


   John Hancock NY is a stock life insurance company organized under the laws of New York on February 10, 1992. Our principal office is located at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595. We are a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.). Our ultimate parent is Manulife Financial Corporation ("MFC"), a publicly traded company based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. However, neither John Hancock NY nor any of its affiliated companies guarantees the investment performance of the Account.


   We have received the following ratings from independent rating agencies:

   A++ A.M. Best

   Superior companies have a very strong ability to meet their obligations; 1st category of 16 AA+ Fitch Ratings Very strong capacity to meet policyholder and contract obligations; 2nd category of 24 AA+ Standard & Poor's Very strong financial security characteristics; 2nd category of 21

   These ratings, which are current as of the date of this prospectus and are subject to change, are assigned as a measure of John Hancock NY's ability to honor any guarantees provided by the policy and any applicable optional riders, but do not specifically relate to its products, the performance (return) of these products, the value of any investment in these products upon withdrawal or to individual securities held in any portfolio. These ratings do not apply to the safety and performance of the Separate Account.

Description of Separate Account B


   The investment accounts shown on page 1 are in fact subaccounts of Separate Account B (the "Account"), a separate account established under New York law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the 1940 Act. Such registration does not involve supervision by the SEC of the management of the Account or of us.

   The Account's assets are our property. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us and can't be used to pay any indebtedness of John Hancock NY other than those arising out of policies that use the Account. Income, gains and losses credited to, or charged against, the Account reflect the Account's own investment experience and not the investment experience of the John Hancock NY's other assets.


   New subaccounts may be added and made available to policy owners from time to time. Existing subaccounts may be modified or deleted at any time.

The fixed account options

   Our obligations under any fixed account options are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the policy value allocated to any fixed account will accrue interest daily at an effective annual rate that we determine without regard to the actual investment experience of the general account. We currently offer two fixed account options -- the standard fixed account, and the enhanced yield fixed account offered as a supplementary benefit rider. The effective annual rate we declare for the fixed account options will never be less than 3%. We reserve the right to offer one or more additional fixed accounts with characteristics that differ from those of the current fixed account options, but we are under no obligation to do so.

   Because of exemptive and exclusionary provisions, interests in our fixed account options have not been and will not be registered under the Securities Act of 1933 ("1933 Act") and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to any fixed account. Disclosure regarding fixed accounts may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

The death benefit

   In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the "Total Face Amount". Total Face Amount is composed of the Base Face Amount and any Supplemental Face Amount you elect. The Supplemental Face Amount you can have generally cannot exceed 400% of the Base Face Amount at the Issue Date. Thereafter, increases to the Supplemental Face Amount cannot exceed 400% of the Total Face Amount at the Issue Date. There are a number of factors you should consider in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. These factors are discussed under "Base Face Amount vs. Supplemental Face Amount" below.

   When the insured person dies, we will pay the death benefit minus any outstanding loans, accrued interest and unpaid fees and charges. There are two ways of calculating the death benefit. You must choose which one you want in the application. The two death benefit options are:

  . Option 1 - The death benefit will equal the greater of (1) the Total Face Amount, or (2) the minimum death benefit (as described below).

  . Option 2 - The death benefit will equal the greater of (1) the Total Face Amount plus the policy value on the date of death, or (2) the minimum death benefit.

   For the same premium payments, the death benefit under Option 2 will tend to be higher than the death benefit under Option 1. On the other hand, the monthly insurance charge will be higher under Option 2 to compensate us for the additional insurance risk. Because of that, the policy value will tend to be higher under Option 1 than under Option 2 for the same premium payments.

Limitations on payment of death benefit

   If the insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of the insured person, we will adjust the amount of any death benefit as described in the policy.

Base Face Amount vs. Supplemental Face Amount

   As noted above, you should consider a number of factors in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount.


   For the same amount of premiums paid, the amount of the premium charge on premium payments and the face amount charge deducted from policy value and the amount of compensation paid to the selling insurance agent will generally be less if coverage is included as Supplemental Face Amount, rather than as Base Face Amount. On the other hand, the amount of any Supplemental Face Amount may be subject to a shorter No-Lapse Guarantee Period (see "No-lapse guarantee"). Also, the amount of any Supplemental Face Amount coverage expires on the policy anniversary nearest the insured person's 121/st/ birthday.

   If your priority is to reduce your Face Amount charges and the premium charge on your premiums, you may wish to maximize the proportion of the Supplemental Face Amount. However, if your priority is to take advantage of the No-Lapse Guarantee feature after the 2nd policy year or to maximize the death benefit when the insured person reaches 121, then you may wish to maximize the proportion of the Base Face Amount.


   If you want to purchase Supplemental Face Amount coverage, you may select either a level amount of coverage or an amount of coverage that increases each year up to a prescribed limit. If you elect to forego any scheduled increase in coverage, we reserve the right to discontinue scheduled increases for all following years.

The minimum death benefit

   In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to policy value. There are two tests that can be applied under Federal tax law -- the "guideline premium test" and the "cash value accumulation test". When you elect the death benefit option, you must also elect which test you wish to have applied. Once elected, the test cannot be changed without our approval. Under the guideline premium test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. In this case, the factors are derived by applying the guideline premium test. Factors for some ages are shown in the table below:

                                         Applicable
Attained Age                               Factor
------------                             ----------
40 and under............................    250%
45......................................    215%
50......................................    185%
55......................................    150%
60......................................    130%
65......................................    120%
70......................................    115%
75......................................    105%
90......................................    105%
95 and above............................    100%

A table showing the factor for each age will appear in the policy.

   Under the cash value accumulation test, we compute the minimum death benefit each business day by multiplying the policy value on that date by the death benefit factor applicable on that date. In this case, the factors are derived by applying the cash value accumulation test. The factor decreases as attained age increases. A table showing the factor for each age will appear in the policy.

   As noted above, you have to elect which test will be applied when you elect the death benefit option. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax considerations"). The guideline premium test may be preferable if you want the policy value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

   To the extent that the calculation of the minimum death benefit under the selected life insurance qualification test causes the death benefit to exceed our limits, we reserve the right to return premiums or distribute a portion of the policy value so that the resulting amount of insurance is maintained within our limits. Alternatively, if we should decide to accept the additional amount of insurance, we may require additional evidence of insurability.

When the insured person reaches 121

   At and after the policy anniversary nearest the insured person's 121/st/ birthday, the following will occur:


  . Any Supplemental Face Amount will be limited (see "Base Face Amount vs. Supplemental Face Amount").


  .   We will stop deducting any monthly deductions.

  .   We will stop accepting any premium payments.

Requesting an increase in coverage

   After the first policy year, we may approve an unscheduled increase in the Supplemental Face Amount at any time, subject to the maximum limit stated in the policy. Generally, each such increase must be at least $50,000. However, you will have to provide us with evidence that the insured person still meets our requirements for issuing insurance coverage. An approved increase will take effect on the policy anniversary on or next following the date we approve the request.

Requesting a decrease in coverage

   After the first policy year, we may approve a reduction in the Base Face Amount or the Supplemental Face Amount, but only if:

  . the remaining Total Face Amount and Base Face Amount will each be at least $100,000, and

  . the remaining Total Face Amount will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

   A pro-rata portion of the surrender charge will be payable upon any requested reduction in the Base Face Amount (see "Surrender charge"). An approved decrease will take effect on the monthly deduction date on or next following the date we approve the request. We reserve the right to require that the Supplemental Face Amount be fully depleted before the Base Face Amount can be reduced.

Change of death benefit option

   Under our current administrative rules, we permit the death benefit option to be changed from Option 2 to Option 1, after the first policy year. We reserve the right to limit a request for a change if the change would cause the policy to fail to qualify as life insurance for tax purposes.


   A change in the death benefit option will result in a change in the policy's Total Face Amount, in order to avoid any change in the amount of the death benefit. The new Total Face Amount will be equal to the Total Face Amount prior to the change plus the policy value as of the date of the change. The change will take effect on the monthly deduction date on or next following the date the written request for the change is received at our Service Office.


   If you change the death benefit option, the Federal tax law test ("guideline premium test" or "cash value accumulation test") that you elected at issue will continue to apply. Please read "The minimum death benefit" for more information about these Federal tax law tests.

Tax consequences of coverage changes

   A change in the death benefit option or Total Face Amount will often change the policy's limits under the life insurance qualification test that you elected. To avoid having the policy cease to qualify as life insurance for tax purposes, we reserve the right to (i) refuse or limit a change in the death benefit option or Total Face Amount and (ii) change the Guideline Single Premium or Guideline Level Premium, as applicable. Please read "Tax considerations" to learn about possible tax consequences of changing your insurance coverage under the policy.

Your beneficiary

   You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person's death. You may change the beneficiary during the insured person's lifetime. Such a change requires the consent of any named irrevocable beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Ways in which we pay out policy proceeds

   You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of the other payment options we may offer at the time. You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. If no alternative payment option has been chosen, proceeds will be paid as a single sum.

Changing a payment option

   You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact of payment option chosen

   There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

Premiums

Planned premiums

   The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You will also choose how often to pay premiums -- annually, semi-annually or quarterly. You may also choose to pay premiums by monthly electronic funds transfers. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Lapse and reinstatement").

Minimum initial premium

   The minimum initial premium is set forth in the Policy Specifications page of your policy. After the payment of the initial premium, premiums may be paid at any time and in any amount until the insured person reaches age 121, subject to the limitations on premium amount described below.

Maximum premium payments

   Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds this limit. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements is provided under "Tax considerations".

   Large premium payments may expose us to unanticipated investment risk. In order to limit our investment risk exposure under certain market conditions, we may refuse to accept additional premium payments. This may be the case, for example, in an environment of decreasing interest rates, where we may not be able to acquire investments for our general account that will sufficiently match the liabilities we are incurring under our fixed account guarantees. Excessive allocations may also interfere with the effective management of our variable investment account portfolios, if we are unable to make an orderly investment of the additional premium into the portfolios. Also, we may refuse to accept an amount of additional premium if the amount of the additional premium would increase our insurance risk exposure, and the insured person doesn't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

   We will notify you in writing of our refusal to accept additional premium under these provisions within three days following the date that it is received by us, and will promptly thereafter take the necessary steps to return the premium to you. Notwithstanding the foregoing limits on the additional premium that we will accept, we will not refuse to accept any premium necessary to prevent the policy from terminating.

Processing premium payments

   No premiums will be accepted prior to our receipt of a completed application at our Service Office. All premiums received prior to the Issue Date of the policy will be held in the general account and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market B investment account. After the Issue Date but prior to the Allocation Date, premiums received are allocated to the Money Market B investment account.The "Allocation Date" of the policy is the 10th day after the Issue Date. The Issue Date is shown on the Policy Specifications page of the policy. On the Allocation Date, the Net Premiums paid plus interest credited, if any, will be allocated among the investment accounts or the fixed account in accordance with the policy owner's instructions. The "Net Premium" is the premium paid less the premium charge we deduct from it.

   Any Net Premium received on or after the Allocation Date will be allocated among investment accounts or any fixed account option as of the business day on or next following the date the premium is received at the Service Office. Monthly deductions are normally due on the Policy Date and at the beginning of each policy month thereafter. However, if the monthly deductions are due prior to the Contract Completion Date, they will be deducted from policy value on the Contract Completion Date instead of the dates they were due (see "Procedures for issuance of a policy" for the definition of "Contract Completion Date").

   Payment of premiums will not guarantee that the policy will stay in force. Conversely, failure to pay premiums will not necessarily cause the policy to lapse. However, in states where permitted, the policy will have a No-Lapse Guarantee which would prevent the policy from lapsing during the guarantee period, provided certain criteria are satisfied.

Ways to pay premiums

   If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock". We will not accept credit card checks. We will not accept starter or third party checks if they fail to satisfy our administrative requirements. Premiums after the first must be sent to the John Hancock NY Service Office at the appropriate address shown on the back cover of this prospectus.

   We will also accept premiums:

  .   by wire or by exchange from another insurance company, or

  . via an electronic funds transfer program (any owner interested in making monthly premium payments must use this method).

Lapse and reinstatement

Lapse

   Unless the No-Lapse Guarantee is in effect, a policy will go into default if at the beginning of any policy month the policy's net cash surrender value would be zero or below after deducting the monthly deductions then due. Therefore, a policy could lapse eventually if increases in policy value (prior to deduction of policy charges) are not sufficient to cover policy charges. A lapse could have adverse tax consequences as described under "Tax considerations". We will notify you of the default and will allow a 61 day grace period in which you may make a premium payment sufficient to bring the policy out of default. The required payment will be equal to the amount necessary to bring the net cash surrender value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter, plus any applicable premium charge. If the required payment is not received by the end of the grace period, the policy will terminate (i.e., "lapse") with no value.


No-lapse guarantee


   In those states where it is permitted, as long as the cumulative premium test is satisfied during the No-Lapse Guarantee Period, as described below, we will guarantee that the policy will not go into default, even if adverse investment experience or other factors should cause the policy's surrender value to fall to zero or below during such period.

   The Monthly No-Lapse Guarantee Premium is one-twelfth of the No-Lapse Guarantee Premium.

   The No-Lapse Guarantee Premium is set at issue on the basis of the Face Amount and reflects the age, sex and risk class of the proposed insured, as well as any additional rating and supplementary benefits, if applicable. It is subject to change if (i) the Face Amount of the policy is changed, (ii) there is a death benefit option change, (iii) there is a decrease in the Face Amount of insurance due to a withdrawal, (iv) there is any change in the supplementary benefits added to the policy or in the risk classification of the insured person or (v) a temporary additional rating is added (due to a Face Amount increase).

   The No-Lapse Guarantee Period is set at issue and is stated in the policy. The No-Lapse Guarantee Period for any Supplemental Face Amount is the first 2 policy years. Certain state limitations may apply, but generally the No-Lapse Guarantee Period for the Base Face Amount is (i) the lesser of twenty years or to age 75 or (ii) 5 years if the insured person's issue age is 70 or older. The No-Lapse Guarantee Period for the Base Face Amount under any policy that has elected an increasing Supplemental Face Amount or a Return of Premium rider, however, is limited to the first 2 policy years.

   While the No-Lapse Guarantee is in effect, we will determine at the beginning of the policy month that your policy would otherwise be in default, whether the cumulative premium test, described below, has been met. If the test has not been satisfied, we will notify you of that fact and allow a 61-day grace period in which you may make a premium payment sufficient to keep the policy from going into default. This required payment, as described in the notification, will be equal to the lesser of:

   (a) the outstanding premium requirement to satisfy the cumulative premium test at the date of default, plus the monthly No-Lapse Guarantee Premium due for the next 3 policy months, or

   (b) the amount necessary to bring the net cash surrender value to zero plus the monthly deductions due, plus the next 3 monthly deductions plus the applicable premium charge.

   If the required payment is not received by the end of the grace period, the No-Lapse Guarantee and the policy will terminate.

Cumulative premium test


   The cumulative premium test is satisfied if, as of the beginning of the policy month that your policy would otherwise be in default, the sum of all premiums paid to date less any withdrawals taken on or before the date of the test and less any policy debt is equal to or exceeds the sum of the Monthly No-Lapse Guarantee Premiums due from the policy date to the date of the test.


Death during grace period

   If the insured person should die during the grace period, the policy value used in the calculation of the death benefit will be the policy value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

Reinstatement

   You can reinstate a policy that has gone into default and terminated at any time within 21 days following the date of termination without furnishing evidence of insurability, subject to the following conditions:

      (a) The insured person's risk classification is standard or preferred, and

      (b) The insured person's attained age is less than 46.

   By making a written request, you can reinstate a policy that has gone into default and terminated at any time within the three-year period following the date of termination subject to the following conditions:

      (a) You must provide to us evidence of the insured person's insurability that is satisfactory to us; and

      (b) You must pay a premium equal to the amount that was required to bring the policy out of default immediately prior to termination, plus the amount needed to keep the policy in force to the next scheduled date for payment of the Planned Premium.

   If the reinstatement is approved, the date of reinstatement will be the later of the date we approve your request or the date the required payment is received at our Service Office. In addition, any surrender charges will be reinstated to the amount they were at the date of default. The policy value on the date of reinstatement, prior to the crediting of any Net Premium paid in connection with the reinstatement, will be equal to the policy value on the date the policy terminated. Any policy debt not paid upon termination of a policy will be reinstated if the policy is reinstated.

   Generally, the suicide exclusion and incontestability provision will apply from the effective date of the reinstatement. Your policy will indicate if this is not the case. A surrendered policy cannot be reinstated.

The policy value

   From each premium payment you make, we deduct the premium charge described under "Deduction from premium payments". We invest the rest (known as the "Net Premium") in the accounts (fixed or investment) you've elected. Special investment rules apply to premiums processed prior to the Allocation Date. (See "Processing premium payments".)

   Over time, the amount you've invested in any investment account will increase or decrease the same as if you had invested the same amount directly in the corresponding underlying portfolio and had reinvested all portfolios' dividends and distributions in additional portfolio shares; except that we will deduct certain additional charges which will reduce your policy value. We describe these charges under "Description of charges at the policy level".


   We calculate the unit values for each investment account once every business day as of the close of trading on the New York Stock Exchange, usually 4.00 p.m. Eastern time. Sales and redemptions within any investment account will be transacted using the unit value next calculated after we receive your request either in writing or other form that we specify. If we receive your request before the close of our business day, we'll use the unit value calculated as of the end of that business day. If we receive your request at or after the close of our business day, we'll use the unit value calculated as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day.


   The amount you've invested in a fixed account option will earn interest at the rates we declare from time to time. We guarantee that this rate will be at least 3%. If you want to know what the current declared rate is for a fixed account, just call or write to us. Amounts you invest in a fixed account will not be subject to the asset-based risk charge described under "Deductions from policy value". Otherwise, the policy level charges applicable to any fixed account are the same as those applicable to the investment accounts.

Allocation of future premium payments

   At any time, you may change the accounts (fixed or investment) in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing policy value

   You may also transfer your existing policy value from one account (fixed or investment) to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. A confirmation of each transfer will be sent to you. Without our approval, the maximum amount you may transfer to or from any account in any policy is $1,000,000.

   The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment accounts. As a consequence, we have reserved the right to impose limits on the number and frequency of transfers into and out of investment accounts and to impose a fee of up to $25 for any transfer beyond an annual limit (which will not be less than 12). No transfer fee will be imposed on any transfer from an investment account into a fixed account if the transfer occurs during the following periods:


  .   within 18 months after the policy's Issue Date, or


  . within 60 days after the later of the effective date of a material change in the investment objectives of any investment account or the date you are notified of the change.

Subject to the restrictions that we've specified, you may transfer existing policy value into or out of investment accounts. Transfers out of a fixed account are subject to additional limitations noted below.

   Our current practice is to restrict transfers into or out of investment accounts to two per calendar month (except with respect to those policies described in the following paragraph). For purposes of this restriction, and in applying the limitation on the number of free transfers, transfers made during the period from the opening of a business day (usually 9:00 a.m. Eastern Time) to the close of that business day (usually 4:00 p.m. Eastern Time) are considered one transfer. You may, however, transfer to the Money Market B investment account even if the two transfer per month limit has been reached, but only if 100% of the account value in all investment accounts is transferred to the Money Market B investment account. If such a transfer to the Money Market B investment account is made, then, for the 30 calendar day period after such transfer, no transfers from the Money Market B investment account to any other investment accounts (variable or fixed) may be made. If your policy offers a dollar cost averaging or automatic asset allocation rebalancing program, any transfers pursuant to such program are not considered transfers subject to these restrictions on frequent trading. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

   Policies such as yours may be purchased by a corporation or other entity as a means to informally finance the liabilities created by an employee benefit plan, and to this end the entity may aggregately manage the policies purchased to match its liabilities under the plan. Policies sold under these circumstances are subject to special transfer restrictions. In lieu of the two transfers per month restriction, we will allow the policy owner under these circumstances to rebalance the investment options in its policies within the following limits: (i) during the 10 calendar day period after any policy values are transferred from one investment account into a second investment account, the values can only be transferred out of the second investment account if they are transferred into the Money Market B investment account; and (ii) any policy values that would otherwise not be transferable by application of the 10 day limit described above and that are transferred into the Money Market B investment account may not be transferred out of the Money Market B investment account into any other accounts (fixed or investment) for 30 calendar days. The restrictions described in this paragraph will be applied uniformly to all policy owners subject to the restrictions.

   The most you can transfer at any one time out of the enhanced yield fixed account is the greater of (i) the fixed account maximum transfer amount of $2,000, or (ii) the enhanced yield fixed account maximum transfer percentage of 10% multiplied by the amount in the enhanced yield fixed account on the immediately preceding policy anniversary. Transfers out of the standard fixed account option are limited to the greater of (i) $2,000, or (ii) the standard fixed account maximum transfer percentage of 15% multiplied by the amount in the standard fixed account on the immediately preceding policy anniversary. Any transfer which involves a transfer out of a fixed account option may not involve a transfer to the Money Market B investment account.

   We reserve the right to impose a minimum amount limit on transfers out of a fixed account. We also reserve the right to impose different restrictions on any additional fixed account that we may offer in the future.

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   Dollar cost averaging. We may offer policy owners a dollar cost averaging
("DCA") program. Under the DCA program, the policy owner will designate an amount which will be transferred monthly from the Money Market B investment account into any other investment account(s) or any fixed account. If insufficient funds exist to effect a DCA transfer, the transfer will not be effected and you will be so notified. No fee is charged for this program.

   We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.


   Asset allocation balancer transfers. Under the asset allocation balancer program the policy owner will designate an allocation of policy value among investment accounts. At six-month intervals beginning six months after the Policy Date, we will move amounts among the investment accounts as necessary to maintain your chosen allocation. A change to your premium allocation instructions will automatically result in a change in asset allocation balancer instructions so that the two are identical unless you either instruct us otherwise or have elected the dollar cost averaging program. No fee is charged for this program.


   We reserve the right to cease to offer this program as of 90 days after written notice is sent to you.

Surrender and withdrawals

Surrender

   You may surrender your policy in full at any time. If you do, we will pay you the policy value less any policy debt and surrender charge that then applies. This is called your "net cash surrender value". You must return your policy when you request a surrender. We will process surrenders on the day we receive the surrender request (unless such day is not a business day, in which case we will process surrenders as of the business day next following the date of the receipt).

Withdrawals

   You you may make a withdrawal of part of your net cash surrender value once in each policy month. Generally, each withdrawal must be at least $500. If the withdrawal results in a reduction in Base Face Amount, a charge equal to a pro-rata portion of any surrender charge will be applied. In addition, we reserve the right to charge a withdrawal fee of up to the lesser of 2% of the withdrawal amount or $25. We will automatically reduce the policy value of your policy by the amount of the withdrawal and the related charges. Unless otherwise specified by you, each account (fixed and investment) will be reduced in the same proportion as the policy value is then allocated among them. We will not permit a withdrawal if it would cause your surrender value to fall below 3 months' worth of monthly deductions (see "Deductions from policy value"). We also reserve the right to refuse any withdrawal that would cause the policy's Total Face Amount or the Base Face Amount to fall below $100,000.

   Because it reduces the policy value, any withdrawal will reduce your death benefit under either Option 1 or Option 2 (see "The death benefit"). Under Option 1, such a withdrawal may also reduce the Total Face Amount. Any such reduction in the Total Face Amount will be implemented by first reducing any Supplemental Face Amount then in effect. The Base Face Amount will be reduced only after the Supplemental Face Amount has been reduced to zero. If such a reduction in Total Face Amount would cause the policy to fail the Internal Revenue Code's definition of life insurance, we will not permit the withdrawal. As noted, above, if the withdrawal results in a reduction in Base Face Amount, a pro-rata portion of the applicable surrender charge will be deducted from the policy value (see "Surrender charge"). We reserve the right to waive the pro-rata surrender charge on any reduction in Base Face Amount if the withdrawal is designed to serve certain administrative purposes (such as the payment of fees associated with the provision of asset management services).

   For example, assume a policy owner that has elected death benefit Option 1 requests a withdrawal of $25,000 on a policy with a Base Face Amount of $200,000 and a current surrender charge of $10,000. The $25,000 withdrawal would reduce the Base Face Amount from $200,000 to $175,000. The reduction in Base Face Amount would trigger a partial surrender charge equal to the surrender charge times the proportionate reduction in Base Face Amount, in this case equal to $10,000 X (25,000/200,000) or $1,250. The surrender charge after the withdrawal would be equal to $10,000 - $1,250 or $8,750. If the policy owner had instead purchased a policy with $200,000 of Base Face Amount and $100,000 of Supplemental Face Amount, the withdrawal of $25,000 would reduce the Supplemental Face Amount from $100,000 to $75,000. Since the Base Face Amount would remain at $200,000, no partial surrender charge would be deducted.

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Policy loans

   You may borrow from your policy at any time by completing a form satisfactory to us. The maximum amount you can borrow is the greater of (i) 90% of net cash surrender value and (ii) the amount determined as follows:

  .   We first determine the net cash surrender value of your policy.

  . We then subtract an amount equal to the monthly deductions then being deducted from policy value times the number of full policy months until the next policy anniversary.

  . We then multiply the resulting amount by 1.25% in policy years 1 through 10 and 0% thereafter (although we reserve the right to increase the percentage after the tenth policy year to as much as .25%).

  .   We then subtract the third item above from the second item above.


   The minimum amount of each loan is $500. The interest charged on any loan is an effective annual rate of 4.25% in the first 10 policy years and 3.0% thereafter. However, we reserve the right to increase the percentage after the tenth policy year to as much as 3.25%. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. Unless otherwise specified by you, the amount of the loan is deducted from the accounts (fixed and investment) in the same proportion as the policy value is then allocated among them. The amount of the loan is then placed in a special loan account. This special loan account will earn interest at an effective annual rate of 3.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to increase the rate charged on the loan to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law. We process policy loans as of the business day on or next following the day we receive the loan request.


Repayment of policy loans

   You can repay all or part of a loan at any time. Each repayment will be allocated among the accounts as follows:

  . The same proportionate part of the loan as was borrowed from any fixed account option will be repaid to that fixed account.

  . The remainder of the repayment will be allocated among the accounts in the same way a new premium payment would be allocated (unless otherwise specified by you).

   If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments. We process loan repayments as of the day we receive the repayment.

Effects of policy loans

   The policy value, the net cash surrender value, and any death benefit are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the accounts and placed in a special loan account. The accounts and the special loan account will generally have different rates of investment return.

   The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

   Taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Also, whenever the outstanding loan equals or exceeds your policy value at and after the insured person reaches age 121, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period.

Policy loans may also result in adverse tax consequences under certain circumstances (see "Tax considerations").

Description of charges at the policy level

Deduction from premium payments

  . Premium charge - A charge to help defray our sales costs and related taxes. The maximum premium charge is 8% in all poilcy years. Currently, however, we plan to assess a premium charge of 6.4% upon each premium paid up to the Target Premium in each of the first 5 policy years. A premium charge of 2% of premium will be deducted from each premium in excess of Target Premium for the first 5 policy years, and a charge of 2% will be deducted from all premiums paid in policy years 6 and later. The

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

     "Target Premium" is determined at the time the policy is issued and will appear in the "Policy Specification" section of the policy.

  . Optional enhanced surrender value rider charge--A charge imposed if you elect this rider. The charge is 2% of premiums paid up to the Target Premium in the first policy year.

Deductions from policy value

  . Administrative charge - A monthly charge to help cover our administrative costs. This is a flat dollar charge of $15.

  . Face Amount charge - A monthly charge to primarily help cover sales costs. The duration of the face amount charge varies upon the age of the insured person as of the anniversary date nearest the policy date, as follows: age 50 and under, 4 years; age 51, 5 years; age 52, 6 years; age 53, 7 years; age 54, 8 years; age 55, 9 years; age 56 and over, 10 years. The charge is determined by multiplying the Base Face Amount at issue by the applicable rate. The rate will vary based upon the sex, age and risk class of the insured person.


  . Cost of insurance charge - A monthly charge for the cost of insurance. To determine the charge, we multiply the net amount of insurance for which we are then at risk by a cost of insurance rate. The rate is derived from an actuarial table. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. The current rates will never be more than the maximum rates shown in the policy. The cost of insurance rates we use will depend on the age at issue, the underwriting risk class and (usually) gender of the insured person, and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person's attained age increases. (The insured person's "attained age" on any date is his or her age on the birthday nearest that date.) For death benefit Option 1, the net amount at risk is equal to the greater of zero, or the result of (a) minus (b) where:


       (a) is the death benefit as of the first day of the policy month, divided by 1.0024663; and

       (b) is the policy value as of the first day of the policy month after the deduction of all other monthly deductions.

   Since the net amount at risk for death benefit Option 1 is based on a formula that includes as factors the death benefit and the policy value, the net amount at risk is affected by the investment performance of the investment accounts chosen, payment of premiums and charges assessed.

   If the minimum death benefit is greater than the Total Face Amount, the cost of insurance charge will reflect the amount of that additional benefit.

   For death benefit Option 2, the net amount at risk is equal to the Total Face Amount of insurance divided by 1.0024663.

..   Asset-based risk charge - A monthly charge to help cover sales, administrative and other costs. The charge is a percentage of that portion of your policy value allocated to investment accounts. This charge does not apply to the current fixed account options.

..   Supplementary benefits charges - Monthly charges for any supplementary insurance benefits added to the policy by means of a rider.


..   Withdrawal fee - A fee for each withdrawal of policy value to compensate us for the administrative expenses of processing the withdrawal. The charge is the lesser of 2% of the withdrawal amount or $25. This charge is not currently imposed, but we reserve the right to do so.

..   Surrender charge - A charge we deduct if the policy lapses or is surrendered within the surrender charge period, which can be up to 10 policy years. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse or surrender. The charge is a percentage of the premiums received in the first policy year that do not exceed the Targt Premium stated in the Policy Specifications page of your policy. The percentage applied is dependent upon the policy year during which lapse or surrender occurs. The surrender charge duration and percentages will vary based upon the particular policy specifications, but can can be as high as 100% and as long as 10 policy years, as shown in the following table:


                                         Percentage
Policy Year                               Applied
-----------                              ----------
1-4.....................................    100%
5-6.....................................     95%
7.......................................     90%
8.......................................     70%
9.......................................     50%
10......................................     30%
11 or later.............................      0%

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   If lapse or surrender occurs during the surrender charge period, the percentage is graded down proportionately at the beginning of each policy month until the next level is reached. The above table applies only if the insured person is less than age 45 at issue. For older issue ages, the percentages in the above table may be reduced. A pro rata portion of the surrender charge may also be charged in the case of any reduction in Base Face Amount (see "Withdrawals" and "Requesting a decrease in coverage"). The pro rata charge is calculated by dividing the reduction in Base Face Amount by the Base Face Amount immediately prior to the reductions and then multiplying the applicable surrender charge by that ratio.

Additional information about how certain policy charges work

Sales expenses and related charges


   The premium charges help to compensate us for the cost of selling our policies. (See "Description of charges at the policy level"). The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the premium charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the asset-based risk charge and other gains with respect to the policies, or from our general assets. Similarly, administrative expenses not fully recovered by the administrative charge may also be recovered from such other sources.


Effect of premium payment pattern

   You may structure the timing and amount of premium payments to minimize the premium charges, although doing so involves certain risks. Paying less than one Target Premium in the first policy year or paying more than one Target Premium in any policy year could reduce your total premium charges over time. For example, if the Target Premium was $10,000 and you paid a premium of $10,000 in each of the first ten policy years, you would pay total premium charges of $4,200. If you paid $20,000 (i.e., two times the Target Premium amount) in every other policy year up to and including the ninth policy year, you would pay total premium charges of only $3,320. However, delaying the payment of Target Premiums to later policy years could increase the risk that the policy value will be insufficient to pay monthly policy charges as they come due. As a result, the policy or any Supplemental Face Amount may lapse and eventually terminate. Conversely, accelerating the payment of Target Premiums to earlier policy years could cause aggregate premiums paid to exceed the policy's 7-pay premium limit and, as a result, cause the policy to become a modified endowment contract, with adverse tax consequences to you upon receipt of policy distributions. (see "Tax considerations".)

Method of deduction

   We deduct the monthly deductions described in the Fee Tables section from your policy's accounts (fixed and investment) in proportion to the amount of policy value you have in each, unless otherwise specified by you.

Reduced charges for eligible classes

   The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of the association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from the associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

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

Other charges we could impose in the future

   Except for a portion of the premium charge, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment accounts. However, we expect that no such charge will be necessary.

   We also reserve the right to increase the premium charge in order to correspond with changes in the state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy. Currently, state premium tax levels range from 0% to 3.5%.

   Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

Description of charges at the portfolio level

   The portfolios must pay investment management fees and other operating expenses. These fees and expenses (shown in the tables of portfolio annual expenses under "Fee Tables") are different for each portfolio and reduce the investment return of each portfolio. Therefore, they also indirectly reduce the return you will earn on any investment accounts you select. We may also receive payments from a Series Fund or its affiliates at an annual rate of up to approximately 45% of the average net assets that holders of our variable life insurance policies and other products have invested in that portfolio. Any such payments do not, however, result in any charge to you in addition to what is shown in the tables. Expenses of the portfolios are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

Other policy benefits, rights and limitations

Optional supplementary benefit riders you can add

   When you apply for a policy, you can request any of the optional supplementary benefit riders that we then make available. Availability of any rider, the benefits it provides and the charges for it may vary by state. Our rules and procedures will govern eligibility for any rider and, in some cases, the configuration of the actual rider benefits. Each rider contains specific details that you should review before you decide to choose the rider. Charges for most riders will be deducted from the policy value. We may change these charges (or the rates that determine them), but not above any applicable maximum amount stated in the Policy Specifications page of your policy. We may add to, delete from or modify the list of optional supplementary benefit riders.

  . Optional Extended No-Lapse Guarantee Rider - This rider extends the No-Lapse Guarantee Period to the earlier of : (a) termination of the policy or rider, (b) subject to any applicable state limitations, the number of years selected by the policy owner and (c) age 121 of the insured person. The rider may be terminated at any time but cannot be reinstated once terminated. In order for the Extended No-Lapse Guarantee to be applicable, the extended cumulative premium test must be satisfied. This test is described in the rider. The cost of the rider varies by issue age and Face Amount and a change in the Face Amount of the policy may affect the cost of the rider.

  .   Acceleration of Death Benefit for Qualified Long-Term Care Services Rider
      - This rider provides for periodic advance payments to you of a portion of the death benefit if the insured person becomes "chronically ill" so that such person: (1) is unable to perform at least 2 activities of daily living without substantial human assistance or has a severe cognitive impairment; and (2) is receiving certain qualified services described in the rider.

       Benefits under the Long-Term Care Acceleration Rider will not begin until we receive proof that the insured person qualifies and has received 100 days of "qualified long-term care service" as defined in the rider, while the policy was in force. You must continue to submit evidence during the insured person's lifetime of the insured person's eligiblity for rider benefits.

       We determine a maximum amount of death benefit that we will advance for each month of qualification. This amount, called the "Maximum Monthly Benefit", is based on the percentage of the policy's death benefit that you select when you apply for the policy, and the death benefit amount in effect when the insured person qualifies for benefits. The actual amount of any advance is based on the expense incurred by the insured person, up to the Maximum Monthly Benefit, for each day of qualified long-term care service in a calendar month. The first 100 days of qualified long-term care service, however, are excluded in any determination of an advance. We will recalculate the Maximum Monthly Benefit if you make a withdrawal of policy value, and for other events described in the rider. Each advance reduces the remaining death benefit under your policy, and causes a

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

   proportionate reduction in your policy value. If you have a policy loan, we will use a pro-rata portion of each death benefit advance to repay indebtedness. For example, if current indebtedness is $10,000, the death benefit is $100,000, and the gross advance is $2,000, then the net advance would be $1,800 = $2,000 X (1 - ($10,000/ $100,000)). As a result of the advance, the indebtedness will be reduced by $200.

   We restrict your policy value's exposure to market risk when benefits are paid under the Long-Term Care Acceleration rider. We do this in several ways. First, before we begin paying any Monthly Benefit, we will transfer all policy value from the investment accounts to the fixed account. (The amount to be transferred will be determined on the business day immediately following the date we approve a request for benefits under the rider.) In addition, you will not be permitted to transfer policy value or allocate any additional premium payment to an investment account while rider benefits are paid. Your participation in any of the automatic investment plans will also be suspended during this period.

   If the insured person no longer qualifies for rider benefits and your policy remains in force, you will be permitted to invest new premium payments or transfer existing policy value in the investment accounts. (The restriction on transfers from the fixed account described on page will continue to apply.) Benefits under this rider do not reduce the No-Lapse Guarantee Premium requirements or the Extended No-Lapse Guarantee Premium requirements that may be necessary for the No-Lapse Guarantee or Extended No-Lapse Guarantee to remain in effect after a termination of rider benefits.

   If you purchase this rider:

     . you and your immediate family will also have access to a national program designed to help the elderly maintain their independent living by providing advice about an array of elder care services available to seniors, and

     . you will have access to a list of long-term care providers in your area who provide special discounts to persons who belong to the national program.

   This rider is sometimes referred to as the "LifeCare Rider".



  . Return of Premium Death Benefit Rider - You may elect to have your policy issued with an optional Return of Premium Death Benefit rider. This rider provides an additional death benefit payable upon the death of the life insured. The Return of Premium Rider death benefit has an initial value equal to your initial premium times the Percentage of Premium as elected and shown in the Policy Specifications page for the rider. The Percentage of Premium will be applied to each subsequent premium and will increase the coverage at the time of premium payment by that amount. The rider also provides options to increase or decrease the benefit amount. The Percentage of Premium is specified in the Policy Specifications page of your policy and may range between 0% and 5%. This rider is only available to you if death benefit Option 1 is elected.

       The Return of Premium Rider death benefit will not exceed the Maximum Benefit Amount shown in the Policy Specifications page for the rider. If the policy owner makes a written request for a partial withdrawal of net cash surrender value while this rider is in force, the amount of the Return of Premium Rider death benefit will be reduced by the amount of the withdrawal.

       The No Lapse Guarantee provisions of the policy apply to the Return of Premium Rider death benefit for the first two policy years only.

  . Change of Life Insured Rider - This rider is only available to certain owners purchasing the policy in connection with the financing of employee benefit plan obligations. If you elect this rider, you may change the life insured on or after the second policy anniversary. You must have an insurable interest in the new life insured, and the new life insured must consent in writing to the change. We will require evidence which satisfies us of the new life insured's insurability, and the premiums and charges after the change date will reflect the new life insured's age, sex, risk classification and any additional rating which applies. Supplementary benefits riders on the old life insured will be canceled as of the change date. Supplementary benefits riders may be added on the new life insured as of the change date, subject to our normal requirements and restrictions for such benefits. The validity and suicide provisions of the policy will apply to the entire Face Amount at the change date.

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

  . Optional Enhanced Surrender Value Rider - In the application for the policy, you may elect to purchase the enhanced value rider. This rider provides an enhanced value benefit (in addition to the surrender value) if you surrender the policy within the first nine policy years. The amount of the benefit will be shown in the "Policy Specifications" section of the policy. The amount available for partial withdrawals and loans are based on the surrender value and will in no way be increased due to this rider.

  . Enhanced Yield Fixed Account Rider - You may elect to allocate your premiums or policy value to the enhanced yield fixed account that we offer by rider. Obligations under the enhanced yield fixed account are backed by our general account. We will credit interest at the rate we declare. Additional transfer restrictions apply to amounts in an enhanced yield fixed account (see "Transfers of existing policy value").

  . Accelerated Benefit Rider - This rider provides for acceleration of payment of a portion of the death benefit should the insured person become terminally ill and have a life expectancy of one year or less. Payment of the accelerated benefits is subject to limits and conditions specified in the rider.

Variations in policy terms

   Insurance laws and regulations apply to us in every state in which our policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

   We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes". No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

   Any variation discussed above will be made only in accordance with uniform rules that we adopt and that we apply fairly to our customers.

Procedures for issuance of a policy

   Generally, the policy is available with a minimum Total Face Amount at issue of $100,000 and a minimum Base Face Amount at issue of $100,000. At the time of issue, the insured person must have an attained age of no more than 90. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

   Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy.

Commencement of insurance coverage

   After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person's risk classification should be. After we approve an application for a policy and assign an appropriate insurance risk classification, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under "Temporary coverage prior to policy delivery" below).

   The policy will take effect only if all of the following conditions are satisfied:

  .   The policy is delivered to and received by the applicant.

  .   The minimum initial premium is received by us.

  . The insured person is living and there has been no deterioration in the insurability of the insured person since the date of the application.

   The date all of the above conditions are satisfied is referred to in this prospectus as the "Contract Completion Date". If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "Policy Date". That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the Policy Date.

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Backdating

   Under limited circumstances, we may backdate a policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the policy. The most common reasons for backdating are to preserve a younger age at issue for the insured person or to retain a common monthly deduction date in certain corporate-owned life insurance cases involving multiple policies issued over time. If used to preserve age, backdating will result in lower insurance charges. However, monthly deductions will begin earlier than would otherwise be the case. Monthly deductions for the period the Policy Date is backdated will actually be deducted from policy value on the Contract Completion Date.

Temporary coverage prior to policy delivery

   If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the Temporary Life Insurance Agreement and Receipt attached to the application for the policy, including conditions to coverage and limits on amount and duration of coverage.

Monthly deduction dates

   Each charge that we deduct monthly is assessed against your policy value at the close of business on the Policy Date and at the close of the first day in each subsequent policy month.

Changes that we can make as to your policy

   We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

   In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

  . Changes necessary to comply with or obtain or continue exemptions under the Federal securities laws

  .   Combining or removing fixed accounts or investment accounts

  .   Changes in the form of organization of any separate account

   Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

The owner of the policy

   Who owns the policy? That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the accounts in which to invest or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

   While the insured person is alive, you will have a number of options under the policy. Here are some major ones:

  .   Determine when and how much you invest in the various accounts

  .   Borrow or withdraw amounts you have in the accounts

  .   Change the beneficiary who will receive the death benefit

  .   Change the amount of insurance

  . Turn in (i.e., "surrender") the policy for the full amount of its net cash surrender value

  . Choose the form in which we will pay out the death benefit or other proceeds

   It is possible to name so-called "joint owners" of the policy. If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Policy cancellation right

   You have the right to cancel your policy within 10 days after you receive it (the period may be longer in some states). This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to:

  . John Hancock NY at one of the addresses shown on the back cover of this prospectus, or

  .   the John Hancock NY representative who delivered the policy to you.

   The date of cancellation will be the date of such mailing or delivery. In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your policy value on the date of cancellation.

Reports that you will receive

   At least annually, we will send you a statement setting forth at least the following information as of the end of the most recent reporting period: the amount of the death benefit, the portion of the policy value in a fixed account and in each investment account, premiums received and charges deducted from premiums since the last report, any outstanding policy loan (and interest charged for the preceding policy year), and any further information required by law. Moreover, you also will receive confirmations of premium payments, transfers among accounts, policy loans, partial withdrawals and certain other policy transactions.

   Semiannually we will send you a report containing the financial statements of the portfolios, including a list of securities held in each portfolio.

Assigning your policy

   You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive a copy of the assignment at our Service Office. Nor are we responsible for the validity of the assignment or its efficacy in meeting your objectives. An absolute assignment is a change of ownership. All collateral assignees of record must usually consent to any surrender, withdrawal or loan from the policy.

When we pay policy proceeds

General

   We will ordinarily pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive documentation of the insured person's death, we will pay the proceeds as a single sum.

Delay to challenge coverage

   We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

   We reserve the right to defer payment of that portion of your policy value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

   We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from an investment account if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (2) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of policy value among the investment accounts may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Delay of general account surrender proceeds

   State laws allow us to defer payment of any portion of the net cash surrender value derived from any fixed account for up to 6 months. These laws were enacted many years ago to help insurance companies in the event of a liquidity crisis.

How you communicate with us

General rules

   You should mail or express all checks and money orders for premium payments and loan repayments to the John Hancock NY Service Office at the appropriate address shown on the back cover.

   Under our current rules, certain requests must be made in writing and be signed and dated by you. They include the following:

  .   loans

  .   surrenders or withdrawals

  .   change of death benefit option

  .   increase or decrease in Face Amount

  .   change of beneficiary

  .   election of payment option for policy proceeds

  .   tax withholding elections

  .   election of telephone/internet transaction privilege.


   The following requests may be made either in writing (signed and dated by you) or by telephone or fax or through the Company's secured website, if a special form is completed (see "Telephone, facsimile and internet transactions" below):


  .   transfers of policy value among accounts

  .   change of allocation among accounts for new premium payments

   You should mail or express all written requests to our Service Office at the appropriate address shown on the back cover. You should also send notice of the insured person's death and related documentation to our Service Office. We do not consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

   We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Service Office or your John Hancock NY representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone, facsimile and internet transactions


   If you complete a special authorization form, you can request transfers among accounts and changes of allocation among accounts simply by telephoning us at 1-800-521-1234 or by faxing us at 617-572-7008 or through the Company's secured website. Any fax or internet request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the accounts involved. We will honor telephone and internet instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone/internet transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line or internet usage. If this occurs, you should submit your request in writing.


   If you authorize telephone or internet transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone or internet instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions which are reasonably designed to confirm that instructions received by telephone or internet are genuine. These procedures include requiring personal identification, the use of a unique password for internet authorization, recording of telephone calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone or internet are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

   As stated earlier in this prospectus, the policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. To discourage disruptive frequent trading, we have imposed certain transfer restrictions (see "Transfers of existing policy value"). In addition, we also reserve the right to change our telephone, facsimile and internet transaction privileges outlined in this section at any time, and to suspend or terminate any or all of those privileges with respect to any owners who we feel are abusing the privileges to the detriment of other owners.

Distribution of policies


   John Hancock Distributors LLC ("JH Distributors"), a Delaware limited liability company affiliated with us, is the principal distributor and underwriter of the securities offered through this prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain investment accounts under the policies and under other annuity and life insurance products we offer.


   JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5 and it also maintains offices with us at 197 Clarendon Street, Boston, Massachusetts 02116. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

   We offer the policies for sale through individuals who are licensed as insurance agents and who are registered representatives of broker-dealers that have entered into selling agreements with JH Distributors. These broker-dealers may include our affiliate Signator Investors, Inc.

   Through JH Distributors, John Hancock NY pays compensation to broker-dealers for the promotion and sale of the policies. The registered representative through whom your policy is sold will be compensated pursuant to the registered representative's own arrangement with his or her broker-dealer. Compensation to broker-dealers for the promotion and sale of the policies is not paid directly by policyowners but will be recouped through the fees and charges imposed under the policy. (See "Description of charges at the policy level".)

   A limited number of broker-dealers may also be paid commissions or overrides to "wholesale" the policies; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to policies that have already been purchased.


   Standard compensation. The compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to broker-dealers for sale of the policies (not including riders) is not expected to exceed the following schedule: policy year 1, 99% of the premium paid up to the first tier and 6.5% of any excess premiums; policy year 2, 26.5% of the premium paid up to the first tier and 3.25% of any excess premiums; policy years 3-5, 5.5% of the premium paid up to the first tier and 3.25% of any excess premiums; policy years 6-10, 3.0% of the premium paid up to the first tier and 3.0% of any excess premiums; and policy years 11+, no commissions paid. The amount and timing of this compensation may differ among broker-dealers, but would not be expected to materially exceed the foregoing schedules on a present value basis.


   Additional compensation and revenue sharing. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, selling broker-dealers may receive, directly or indirectly, additional payments in the form of cash, other compensation or reimbursement. These additional compensation or reimbursement arrangements may include, for example, payments in connection with the firm's "due diligence" examination of the policies, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payment for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for public, advertising and sales campaigns regarding the policies, payments to assist a firm in connection with its systems, operations and marketing expenses and/or other events or activities sponsored by the firms. Subject to applicable NASD rules and other applicable laws and regulations, JH Distributors and its affiliates may contribute to, as well as sponsor, various educational programs, sales contests, and/or other promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash or other rewards.

   These arrangements will not be offered to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements involving selling firms and other financial institutions in the Statement of Additional Information, which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

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

   Differential compensation. Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable policies or contracts. These compensation arrangements may give us benefits such as greater access to registered representatives. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received under standard or additional compensation or revenue sharing arrangements to their registered representatives. As a result, registered representatives may be motivated to sell the policies of one issuer over another issuer, or one product over another product. You should contact your registered representative for more information on compensation arrangements in connection with your purchase of a policy.

Tax considerations

   This description of Federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax adviser. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.


   The policy may be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the value of using the policy in any such arrangement depends in part on the tax consequences, a qualified tax advisor should be consulted for advice.


General

   Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your policy value are ordinarily not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your policy value upon surrender or partial withdrawal, all or part of that distribution would generally be treated as a return of the premiums you've paid and not subjected to income tax. However certain distributions associated with a reduction in death benefit or other policy benefits within the first 15 years after issuance of the policy are ordinarily taxable in whole or in part. (See "Other policy distributions" below.) Amounts you borrow are generally not taxable to you.

   However, some of the tax rules change if your policy is found to be a modified endowment contract. This can happen if you've paid premiums in excess of limits prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind. (See "7-pay premium limit and modified endowment contract status" below.)

Policy death benefit proceeds


   We expect the policy to receive the same Federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines a life insurance contract for Federal tax purposes. For a policy to be treated as a life insurance contract, it must satisfy either the cash value accumulation test or the guideline premium test. These tests limit the amount of premium that you may pay into the policy. We will monitor compliance with these standards. If we determine that a policy does not satisfy Section 7702, we may take whatever steps are appropriate and reasonable to bring it into compliance with Section 7702.


   If the policy complies with Section 7702, the death benefit proceeds under the policy should be excludable from the beneficiary's gross income under
Section 101 of the Code. In addition, if you have elected the Acceleration of Death Benefit for Qualified Long-Term Care Services rider, the rider's benefits generally will be excludable from gross income under the Code. The tax-free nature of these accelerated benefits is contingent on the rider meeting specific requirements under Section 101 and/or Section 7702B of the Code. We have designed the rider to meet these standards.

Other policy distributions

   Increases in policy value as a result of interest or investment experience will not be subject to Federal income tax unless and until values are received through actual or deemed distributions. In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. An exception to this general rule occurs in the case of a decrease in the policy's death benefit or any other change that reduces benefits under the policy in the first 15 years after the policy is issued and that results in a cash distribution to the policy owner in order for the policy to continue to comply with the Section 7702 definitional limits. Changes that reduce benefits include partial withdrawals and death benefit option changes. For purposes of this rule any distribution within the two years immediately before a reduction in benefits will also be treated as if it caused the reduction. A cash distribution that reduces policy benefits will be taxed in whole or in part (to the extent of any gain in the policy) under rules prescribed in Section 7702. The taxable amount is subject to limits prescribed in section 7702(f)(7). Any taxable distribution will be ordinary income to the owner (rather than capital gain).

   Distributions for tax purposes include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership. If you have elected the Acceleration of Death Benefit for Qualified Long-Term Care Services Rider, as described in "Optional supplementary benefit riders you can add" you may be deemed to have received a distribution for tax purposes each time a deduction is made from your policy value to pay the rider charge.

   It is possible that, despite our monitoring, a policy might fail to qualify as a life insurance contract under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income credited to the policy from the date of issue to the date of the disqualification and for subsequent periods.

   Tax consequences of ownership or receipt of policy proceeds under Federal, state and local estate, inheritance, gift and other tax laws will depend on the circumstances of each owner or beneficiary. If the person insured by the policy is also its owner, either directly or indirectly through an entity such as a revocabale trust, the death benefit will be includible in his or her estate for purposes of the Federal estate tax. If the owner is not the person insured, the value of the policy will be includible in the owner's estate upon his or her death. Even if ownership has been transferred, the death proceeds or the policy value may be includible in the former owner's estate if the transfer occurred less than three years before the former owner's death or if the former owner retained certain kinds of control over the policy. You should consult your tax adviser regarding these possible tax consequences.

   Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

Policy loans

   We expect that, except as noted below (see "7-pay premium limit and modified endowment contract status"), loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

Diversification rules and ownership of the Account

   Your policy will not qualify for the tax benefits of a life insurance contract unless the Account follows certain rules requiring diversification of investments underlying the policy. In addition, the rules require that the policy owner not have "investment control" over the underlying assets.

   In certain circumstances, the owner of a variable life insurance policy may be considered the owner, for Federal income tax purposes, of the assets of the separate account used to support the policy. In those circumstances, income and gains from the separate account assets would be includible in the policy owner's gross income. The Internal Revenue Service ("IRS") has stated in published rulings that a variable policy owner will be considered the owner of separate account assets if the policy owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular sub-accounts of a separate account without being treated as owners of the underlying assets." As of the date of this prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable life insurance or annuity contract despite the owner's ability to allocate funds among as many as twenty subaccounts.

   The ownership rights under your policy are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that policyholders were not owners of separate account assets. Since you have greater flexibility in allocating premiums and policy values than was the case in those rulings, it is possible that you would be treated as the owner of your policy's proportionate share of the assets of the Account.

   We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that the funds will be able to operate as currently described in the Series Funds' prospectuses, or that a Series Fund will not have to change any fund's investment objectives or policies. We have reserved the right to modify your policy if we believe doing so will prevent you from being considered the owner of your policy's proportionate share of the assets of the Account, but we are under no obligation to do so.

7-pay premium limit and modified endowment contract status

   At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

   The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a modified endowment contract, which can have adverse tax consequences.

   Policies classified as modified endowment contracts are subject to the following tax rules:

  . First, all partial withdrawals from such a policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the policy value immediately before the distribution over the investment in the policy at such time.

  . Second, loans taken from or secured by such a policy and assignments or pledges of any part of its value are treated as partial withdrawals from the policy and taxed accordingly. Past-due loan interest that is added to the loan amount is treated as an additional loan.

  . Third, a 10% additional income tax is imposed on the portion of any distribution (including distributions on surrender) from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

     .   is made on or after the date on which the policy owner attains age
         59 1/2;

     .   is attributable to the policy owner becoming disabled; or

     . is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner's beneficiary.

   These exceptions to the 10% additional tax do not apply in situations where the policy is not owned by an individual.

   Furthermore, any time there is a "material change" in a policy, the policy will begin a new 7-pay testing period as if it were a newly-issued policy. The material change rules for determining whether a policy is a modified endowment contract are complex. In general, however, the determination of whether a policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit of the policy at the time of such change, the policy value at the time of the change, and the additional premiums paid into the policy during the seven years starting with the date on which the material change occurs.

   Moreover, if benefits under a policy are reduced (such as a reduction in the death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will generally be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment contract.

   All modified endowment contracts issued by the same insurer (or its affiliates) to the same owner during any calendar year generally are required to be treated as one contract for the purpose of applying the modified endowment contract rules. A policy received in exchange for a modified endowment contract will itself also be a modified endowment contract. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 retirement plans

   The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

Withholding

   To the extent that policy distributions to you are taxable, they are generally subject to withholding for your Federal income tax liability. However if you reside in the United States, you can generally choose not to have tax withheld from distributions.

Life insurance purchases by residents of Puerto Rico

   In Rev. Rul. 2004-75, 2004-31 I.R.B. 109, the Internal Revenue Service ruled that income received by residents of Puerto Rico under life insurance policy issued by a United States company is U.S.-source income that is subject to United States Federal income tax.

Life insurance purchases by non-resident aliens

   If you are not a U.S. citizen or resident, you will generally be subject to U.S. Federal withholding tax on taxable distributions from life insurance policies at a 30% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes imposed by your country of citizenship or residence. You should consult with a qualified tax adviser before purchasing a policy.

Financial statements reference

   The financial statements of John Hancock NY and the Account can be found in the Statement of Additional Information. The financial statements of John Hancock NY should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of John Hancock NY to meet its obligations under the policies.

Registration statement filed with the SEC

   This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Independent registered public accounting firm

   The consolidated financial statements of John Hancock Life Insurance Company of New York (formerly, The


Manufacturers Life Insurance Company of New York) at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and the financial statements of Separate Account B of John Hancock Life Insurance Company of New York (formerly, The Manufacturers Life Insurance Company of New York) at December 31, 2005, and for each of the two years in the period ended December 31, 2005, appearing in the Statement of Additional Information of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.


   In addition to this prospectus, John Hancock NY has filed with the Securities and Exchange Commission (the "SEC") a Statement of Additional Information (the "SAI") which contains additional information about John Hancock NY and the Account. The SAI and personalized illustrations of death benefits, policy values and surrender values are available, without charge, upon request. You may obtain the personalized illustrations from your John Hancock NY representative. The SAI may be obtained by contacting the John Hancock NY Service Office. You should also contact the John Hancock NY Service Office to request any other information about your policy or to make any inquiries about its operation.

                                SERVICE OFFICE


Express Delivery          Mail Delivery
Specialty Products        Specialty Products & Distribution
197 Clarendon Street, C-6 P.O. Box 192
Boston, MA 02117          Boston, MA 02117



Phone:         Fax:
1-800-521-1234 617-572-7008


   Information about the Account (including the SAI) can be reviewed and copied at the SEC's Public Reference Branch, 100 F Street, NE, Room 1580, Washington, DC, 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-5850. Reports and other information about the Account are available on the SEC's Internet website at http://www.sec.gov. Copies of such information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549-0102.


1940 Act File No. 811-8329 1933 Act File No. 333-132905

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John Hancock Life Insurance Company

Law Sector

John Hancock Place
P.O. Box 111                                  [LOGO OF JOHN HANCOCK]
Boston, Massachusetts 02117-0111
(617) 572-9197

James C. Hoodlet
Vice President & Counsel

                                 June 5, 2006

By EDGAR

Alison White, Esq.
Senior Counsel
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       RE: John Hancock Life Insurance Company of New York Separate Account B File No. 333-132905 ("MPVUL NY")

Dear Alison:

   Enclosed is a copy of the current version of the MPVUL NY prospectus that contains revisions marked with R tags to show changes from the version of the prospectus that was filed with the Commission on March 31, 2006 (SEC Accession No. 0001193125-06-070773). The revisions that we have made reflect the staff's comments in the letter sent to us on May 23, 2006. The revisions also reflect changes that we have made to respond to staff comments upon the John Hancock Life Insurance Company (U.S.A.) Account A File No. 333-131299 ("MPVUL") and to our so-called Template Registration filed with the Commission on February 17, 2006 (SEC Accession No. 0001193125-06-034327).

   The changes are summarized below.

   1. Guide to this Prospectus

      As requested, we have stated that the prospectus for the underlying funds are being provided with the product prospectus.

   2. Fee Tables

      (a) We have added language to the end of the second paragraph under "Fee Tables" that would reserve rights to increase the premium charge in order to correspond with changes in the premium tax levels or in the tax treatment of the deferred acquisition costs for this type of policy. This sentence restates the similar reservation of rights language appearing under "Other policy benefits, rights and limitations." Also, we have added language to the Fee Tables section indicating the current range of state premium tax levels (0% to 3.5%).

      (b) In response to the staff's comment on the MPVUL prospectus, we have added language confirming that the withdrawal fee will not exceed 2% of the withdrawal amount. Conforming changes are being made to references to the withdrawal charge appearing elsewhere in the prospectus.

   3. Portfolio Annual Expenses

      We have cleaned up the Portfolio Annual Expense table to (i) update the table to reflect updated values and footnotes, and (ii) conform the order and presentation reflected on the cover page and in the Table of Investment Options and Investment Subadvisers.

   4. Detailed Information

      (a) As requested on the MPVUL prospectus, we have added disclosure to the second paragraph of this section to provide additional detail concerning the nature of the American portolios as "master-feeder" funds.

      (b) Also, we have opted to move into a footnote the disclosure concerning the range of market capitalizations covered by the indexes referred to in the Table of Investment Options and Investment Subadvisers.

   5. Description of Separate Account B

      As requested by the staff's comments, we have added into the prospectus the disclosure required by Item 4(b)(1) of Form N-6.

   6. The Policy Value

      In response to the staff's comment, we have revised the disclosure regarding next day pricing in this section. We have made a similar clarification in the paragraph dealing with this issue following the Table of Investment Options and Subadvisers.

   7. Description of charges at the policy level - Additional mortality charge

      We have eliminated the reference to the additional mortality charge from this section. As mentioned in our prior correspondence relating to MPVUL, this is not an additional charge per se, but rather is a component of the cost of insurance charge that applies in cases of substandard risks. The effect of the additional mortality charge is reflected in the cost of insurance charge in the Fee Tables.

   8. Other policy benefits, rights and limitations - Return of Premium Death Benefit Rider

      As requested by the staff's comments on the MPVUL prospectus, we are including disclosure in this section concerning the range of the percentage of premium that may be applied in the calculation of this benefit.

   This resulting MPVUL-NY prospectus is substantially identical to the MPVUL prospectus (Accession No. 0001193125-06-092865) previously reviewed by the staff except for the provisions reflecting the difference in Depositor and Registrant and the removal of the Residual Life Insurance Benefit and Continuation of Acceleration Rider.

Request for Acceleration

   We hereby request an order to accelerate the effectiveness of the above-referenced amendment to June 9, 2006. The Registrant and its Principal Underwriter have authorized us to hereby state to the Commission on their behalf that they are aware of their obligations under the Securities Act of 1933.

   The Commission staff has requested that the Registrant acknowledge and agree, and the Registrant does, hereby acknowledge and agree, that:

  . should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  . the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  . the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   If you have any questions about the enclosed documents, please call me at
(617) 572-9197. Thank you.

                                                  Sincerely,

                                                  /s/ James C. Hoodlet

Enclosure